



NorthStar
HEALTHCARE INCOME

2024 ANNUAL REPORT

To Our Stockholders,

Over the past few years, since the internalization of management in 2022, NorthStar Healthcare Income, Inc. ("NorthStar Healthcare" or the "Company") has been executing on a disciplined strategy to improve the performance of our portfolio and opportunistically pursue dispositions to create value and position the Company for a liquidity event.

2024 was another strong year of execution on this strategy, with continued improvement in operating performance and several key dispositions of non-core investments, ultimately successfully positioning the Company for a potential liquidity event without compromising on our goal of maximizing value.

In January 2025, as the culmination of these efforts, we entered into a definitive merger agreement (the "Merger Agreement") to be acquired by an affiliate of Welltower Inc. ("Welltower"), in an all-cash transaction with an approximate enterprise value of $900 million.

Under the terms of the Merger Agreement, NorthStar Healthcare stockholders will receive merger consideration in an amount equal to $3.03 per share in cash (as may be adjusted in accordance with the Merger Agreement). We are pleased to have reached this agreement with Welltower, which we expect to provide liquidity to our stockholders in the form of a certain, cash value for their shares upon closing of the merger.

We believe the transaction provides a strong outcome for stockholders for multiple reasons, including the following, among others:

- First, the merger consideration of $3.03 per share is in excess of the Company's most recently announced estimated net asset value per share of $2.96 as of June 30, 2024.

- Second, the Company did not receive any formal offers following preliminary discussions with other parties prior to signing the Merger Agreement and no offers were received during the 40-day "go shop" period following the execution of the Merger Agreement.

- Lastly, the merger provides greater certainty to monetize value for stockholders in light of various factors and risks, including the composition of the Company's portfolio, current operating performance, future refinancing risks and general economic risks, among others.

The transaction was unanimously approved by our board of directors and is expected to close in June 2025, although there can be no assurances as to when or if the closing will occur, and is subject to customary closing conditions, including approval by NorthStar Healthcare's stockholders at a special meeting to be held on June 4, 2025. We encourage stockholders to review the proxy statement and accompanying materials that were previously distributed in connection with the special meeting to approve the merger, among other things, and to please vote as soon as possible. NorthStar Healthcare cannot close the merger and deliver the expected liquidity to stockholders without stockholder approval.

We thank you for your support of NorthStar Healthcare.

Sincerely,

Kendall K. Young
Chief Executive Officer, President & Director

NORTHSTAR HEALTHCARE INCOME, INC.

2024 Annual Report

TABLE OF CONTENTS

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules required to be filed therewith. All such requests should be submitted to NorthStar Healthcare Income, Inc., 575 Lexington Avenue, 14th Floor, New York, NY 10022.

OTHER FINANCIAL INFORMATION

Information included in this annual report to stockholders (this "Annual Report") was excerpted from our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''2024 Form 10-K''). Certain portions of the 2024 Form 10-K were not reprinted for inclusion in this Annual Report in accordance with SEC regulations. The 2024 Form 10-K may be viewed in its entirety on our website at NorthStarHealthcareReit.com. References herein to Parts or Items are references to such sections of the 2024 Form 10-K.

For information regarding the independent directors' report on the fairness of all transactions involving us, our directors, our advisor, our sponsor and any affiliate of such parties, please see Part III, Item 13. "Certain Relationships and Related Transactions and Director Independence" of our 2024 Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report on contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "continue," "future" or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to the operating performance of our investments, our liquidity and financing needs, the impact of the pending merger on our business and operations, the effects of our current strategies and investment activities, our ability to retain our senior executives and other sufficient personnel to manage our business and our ability to effectively deploy capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements.

All forward-looking statements included in this Annual Report are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the U.S. Securities and Exchange Commission, or the SEC, including "Risk Factor Summary" and "Risk Factors" in our 2024 Form 10-K. The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

BUSINESS

References to "we," "us" or "our" refer to NorthStar Healthcare Income, Inc. and its subsidiaries, unless context specifically requires otherwise.

Overview

We own a diversified portfolio of seniors housing properties, including independent living facilities, or ILFs, assisted living facilities, or ALFs, and memory care facilities, or MCFs, located throughout the United States.

We were formed in October 2010 as a Maryland corporation and commenced operations in February 2013. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, commencing with the taxable year ended December 31, 2013. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We raised $2.0 billion in total gross proceeds from the sale of shares of our common stock in our continuous, public offerings, including $232.6 million pursuant to our distribution reinvestment plan, or the DRP, collectively referred to as our Offering.

The Internalization

From inception through October 21, 2022, we were externally managed by CNI NSHC Advisors, LLC or its predecessor, or the Former Advisor, an affiliate of NRF Holdco, LLC, or the Former Sponsor. The Former Advisor was responsible for managing our operations, subject to the supervision of our Board, pursuant to an advisory agreement. On October 21, 2022, we completed the internalization of our management function, or the Internalization. In connection with the Internalization, we agreed with the Former Advisor to terminate the advisory agreement.

Merger Agreement

On January 29, 2025, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with Compound Holdco LLC, a Delaware limited liability company, or the Parent, Compound Merger Sub LLC, a Delaware limited liability company and a subsidiary of Parent, or the Merger Sub, and, solely for purposes of Section 10.14 thereof, Welltower OP LLC, a Delaware limited liability company and a subsidiary of Welltower Inc., or the Guarantor. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, we will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity, or the Merger. The Merger Agreement and the transactions contemplated thereby were unanimously approved by our Board.

Upon consummation of the Merger, our stockholders will receive $3.03 in cash for each share of our common stock, without interest and subject to any applicable withholding tax obligations.

The completion of the Merger is subject to certain customary closing conditions, including, among others, (1) approval of the Merger by our stockholders; (2) material compliance with covenants; (3) accuracy of each party's representations, subject to materiality thresholds; (4) absence of injunctions or orders that prohibit or restrain the consummation of the Merger; (5) the receipt by us and Merger Sub of a written legal opinion addressing our qualification as a REIT; (6) the absence of a material adverse effect on us prior to the closing; and (7) our completion of the distribution of the interests in the limited partners of our operating partnership to NorthStar Healthcare.

We have made customary representations and warranties and have agreed to certain customary covenants in the Merger Agreement, including, among others, covenants to conduct our business in the ordinary course and maintain our REIT status.

Our stockholders will be asked to vote to approve, among other things, the Merger at a special meeting of stockholders that will be held on a date yet to be announced. Approval of the Merger requires the affirmative vote of the holders of at least a majority of the shares of our outstanding common stock entitled to vote on the Merger as of the record date for the special meeting.

The Merger is expected to close in the second quarter of 2025, although there can be no assurances as to when or if the closing will occur.

Our Strategy

Our primary objective is to maximize value and generate liquidity for stockholders. The key elements of our strategy include:

- *Grow the Operating Income Generated by Our Portfolio.* We are focused on growing the net operating income generated by our properties, through active portfolio management and selectively deploying capital expenditures to improve occupancy and resident rates while managing expenses, in an effort to enhance the overall value of our assets.



- *Pursue Disposition Opportunities that Maximize Value*. We will pursue dispositions of assets and portfolios where we believe the disposition will achieve a desired return or strategic outcome, with the goal of maximizing value for stockholders overall. Consistent with this strategy, we are presently pursuing the Merger, as described above.

Our Investments

We operate our seniors housing investments portfolio through two reportable segments: operating investments and net lease investments. Our operating investments segment includes properties operated pursuant to management agreements with managers, in which we own a controlling interest. Our net lease investments segment includes properties operated under net leases with an operator, in which we own a controlling interest. As of December 31, 2024, all four properties in our net lease investment segment were designated as held for sale and the sale was completed in January 2025. We also hold assets outside of our reportable business segments, which include corporate assets, primarily cash and cash equivalents, as well as unconsolidated joint venture investments, in which we own a minority, non-controlling interest.

For financial information regarding our reportable segments, refer to Note 11, "Segment Reporting" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data."

The following table and charts present a summary of our seniors housing investments portfolio as of December 31, 2024, excluding properties classified as held for sale as of December 31, 2024 (dollars in thousands):

		Properties[(1)]					
Investment Portfolio	**Amount[(2)]**	**ILF**	**ALF**	**MCF**	**Total**	**Locations**	**Ownership Interest**
Winterfell	$ 757,494	32	—	—	32	12 U.S. States	100.0%
Pacific Northwest	96,179	—	5	—	5	Washington/Oregon	100.0%
Aqua	86,711	2	1	1	4	Texas/Ohio	97.0%
Oak Cottage	15,738	—	—	1	1	California	100.0%
Total Investments	$ 956,122	34	6	2	42		

(1) Classification based on predominant services provided, but may include other services.
(2) Amount represents gross real estate carrying value, net of impairment, before accumulated depreciation, as presented in our consolidated financial statements as of December 31, 2024. For additional information, refer to "Note 3, Operating Real Estate" included in "Financial Statements and Supplementary Data."

Property Type[(1)]

MCF
2.3%
ALF
11.5%
ILF
86.2%

Geographic Location

Midwest
14.9%
West
27.5%
Northeast
11.9%
Southwest
21.1%
Northwest
24.6%

(1) Classification based on predominant services provided, but may include other services.

Our seniors housing investments include the following types of properties:

- *Independent living facilities.* ILFs are properties with central dining facilities that provide services that include security, housekeeping, nutrition and laundry services. ILFs are designed specifically for independent seniors who are able to live on their own, but desire the security and conveniences of community living. ILFs typically offer several services covered under a regular monthly fee. Fees at these communities are paid from private sources. As of December 31, 2024, we had 34 ILFs in our operating investments segment.

- *Assisted living facilities.* ALFs provide services that include minimal assistance for activities in daily living and permit residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. Services may be bundled within one monthly fee or based on the care needs of the resident and usually include meals and dining, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance. Revenues generated by ALFs primarily come from private pay sources, including private insurance, and government reimbursement programs, such as Medicaid, to a lesser extent. As of December 31, 2024, we had six properties that are predominantly ALFs in our operating investments segment.

- *Memory care facilities.* MCFs offer specialized options for seniors with Alzheimer's disease and other forms of dementia. These facilities offer dedicated care and specialized programming for various conditions relating to memory loss in a secured environment. Residents require a higher level of care and more assistance with activities of daily living than in ALFs. Therefore, these facilities have staff available 24 hours a day to respond to the unique needs of their residents. Fees at these communities are paid primarily from private sources and, to a lesser extent, government reimbursement, such as Medicaid. As of December 31, 2024, we had two properties that are predominantly MCFs in our operating investments segment.

Managers

The following table presents the managers of our seniors housing investments portfolio (dollars in thousands):

	As of December 31, 2024		Year Ended December 31, 2024	
Manager	Properties Under Management	Units Under Management	Resident Fee and Rental Revenues	% of Total Resident Fee and Rental Revenues
Solstice Senior Living	32	3,969	$ 140,566	70.3 %
Watermark Retirement Communities[1]	4	418	21,815	10.9 %
Arete Living	5	453	23,300	11.7 %
Integral Senior Living	1	40	4,627	2.3 %
Subtotal	42	4,880	190,308	95.2 %
Properties sold or held for sale in 2024[2]	7	916	9,633	4.8 %
Total			$ 199,941	100.0 %

(1) Excludes properties sold or held for sale as of December 31, 2024.
(2) Within our operating investments, we sold two properties and classified one property as held for sale that were managed by Watermark Retirement Communities during the year ended December 31, 2024. The four net lease properties operated by Arcadia Management in our net lease investment segment were classified as held for sale as of December 31, 2024.

Operating Investments

We engage independent managers to operate these facilities pursuant to management agreements, including procuring supplies, hiring and training all employees, entering into all third-party contracts for the benefit of the property, including resident/patient agreements, complying with laws and regulations, including but not limited to healthcare laws, and providing resident care and services, in exchange for a management fee. As a result, we must rely on our managers' personnel, expertise, technical resources and information systems, risk management processes, proprietary information, good faith and judgment to manage our operating properties efficiently and effectively. We also rely on our managers to set appropriate resident fees, to provide accurate property-level financial results in a timely manner and otherwise operate our seniors housing facilities in compliance with the terms of our management agreements and all applicable laws and regulations.

Our management agreements generally provide for monthly management fees which are calculated based on various performance measures, including revenue, net operating income and other objective financial metrics. We are also required to reimburse our managers for expenses incurred in the operation of the properties, as well as to indemnify our managers in connection with potential claims and liabilities arising out of the operation of the properties. Our management agreements are terminable after a stated term with certain renewal rights, though we have the ability to terminate earlier upon certain events with or without the payment of a fee.

The following table presents a summary of the terms of our management agreements:

Manager	Portfolio	Properties	Expiration Date	Management Fees
Solstice Senior Living	Winterfell	32	October 2025	• 5% of monthly gross revenues, subject to certain exclusions • 7% of actual costs of certain capital projects • Additional fees if net operating income exceeds annual target • Additional fees if net operating income long-term growth is achieved
Watermark Retirement Communities[1]	Aqua	2	December 2025	• 5% of monthly gross revenues, subject to certain exclusions • Eligible for promote in connection with disposition, subject to achievement of performance targets
	Aqua	2	February 2026	
Arete Living	Pacific Northwest	5	January 2026	• 4% of monthly gross revenues, plus 3% of monthly net operating income subject to certain exclusions • Additional fees if net operating income exceeds annual target
Integral Senior Living	Oak Cottage	1	April 2025	• Greater of 5% of monthly gross revenues, subject to certain exclusions, or $12,000 per month • Additional fees if net operating income exceeds annual target

_____

(1) Affiliates of Watermark also own a 3% non-controlling interest in the Aqua portfolio, which may impact various rights and economics under the management agreements.

Certain managed seniors housing properties are held through joint ventures, where an affiliate of the manager owns a 3% non-controlling interest, primarily to create alignment and incentives for the manager to perform. In addition, we own a 20% interest in Solstice Senior Living, LLC, or Solstice, a management platform formed with affiliates of Integral Senior Living, or ISL, the manager of the Winterfell portfolio, which gives us additional rights and minority protections.

On November 1, 2022, each of the management agreements with Solstice for the Winterfell portfolio properties were amended to include, among other things, a long-term incentive fee, or the Incentive Fee, payable to Solstice if the Winterfell portfolio achieved certain performance goals related to growth in net operating income through 2025.

In the event that the aggregate net operating income generated by the Winterfell portfolio exceeds certain performance goals for the twelve months ending December 31, 2025, or an earlier date if the Winterfell portfolio is sold and Solstice is terminated as the manager, we may be required to pay to Solstice amount equal to 5-20% of the aggregate net operating income for that period in excess of the performance target, calculated in accordance with the terms of the management agreements and subject to the terms and conditions set forth in the management agreements, payable on or before March 2026.

We determined that it is probable that the Incentive Fee will be payable based on performance achieved by the Winterfell portfolio during the year December 31, 2024, and, as a result, accrued an estimated reserve of $6.0 million as of December 31, 2024.

Properties Sold and Held for Sale

In our operating investments segment, during the year ended December 31, 2024, we sold two properties within the Rochester portfolio managed by Watermark. The sales generated net proceeds totaling $14.8 million after the repayment of outstanding borrowings and transaction costs. In addition, in December 2024, we entered into an agreement to sell the remaining property within the Rochester portfolio, which was designated as held for sale as of December 31, 2024. The sale was completed in January 2025 and generated net proceeds of $6.6 million after transaction costs. As of December 31, 2024, we continue to have legal ownership of seven seniors housing properties, or the Rochester Sub-Portfolio, securing seven individual mortgage notes payable, or the Rochester Sub-Portfolio Loan, which were placed into a receivership in October 2023. We continue to work with the receiver and its advisors to facilitate an orderly transition of the ownership of the properties.

As of December 31, 2024, our net lease investments segment included four ALF properties located in New York, or the Arbors portfolio, operated by Arcadia Management under net leases, which were designated as held for sale. In November 2024, we entered into an agreement to sell the Arbors portfolio and the sale was completed in January 2025, generating net proceeds of $1.2 million, after the repayment of outstanding borrowings of $79.1 million and transaction costs. Since February 2021, the operator has failed to remit rent in full and comply with other contractual terms of its lease agreements, which resulted in a default under the operator's leases. The sale allowed us to repay all outstanding borrowings in advance of a February 2025 debt maturity and exit an underperforming portfolio with a defaulted lease.

Unconsolidated Investments

Until September 20, 2024, we owned a 24.0% minority interest in the Trilogy REIT Holding, LLC, or Trilogy, which indirectly owns integrated senior health campuses, providing services associated with ILFs, ALFs, MCFs and skilled nursing facilities, across the Midwest. On September 20, 2024, we completed the sale of our investment in Trilogy, which generated net proceeds to us of $254.0 million.

As of December 31, 2024, our remaining unconsolidated investment with ongoing operations is our 20.0% minority interest in Solstice, the management platform formed with affiliates of ISL to exclusively manage one of our operating investments, the Winterfell portfolio.

Human Capital

On October 21, 2022, as a result of completing the Internalization, we became a self-managed REIT. Prior to the Internalization, we had no employees and were externally managed by the Former Advisor or its affiliates, who provided management, acquisition, advisory, marketing, investor relations and certain administrative services for us. As of December 31, 2024, we had eight full-time employees.

We believe our employees are critical to our success. All of our employees are provided with a comprehensive benefits and wellness package, which may include medical, dental and vision insurance, life insurance, 401(k) matching, long-term incentive plans, among other things. In connection with the Internalization, we worked with a compensation consultant to evaluate and benchmark the competitiveness of our compensation programs focused on pay practices that reward performance and support our needs. Our executive management team oversees our human capital resources and employment practices to ensure that an asset as important as our employees is strategically integrated with our goals and business plan as a healthcare REIT.

We are also committed to providing a safe and healthy workplace. We continuously strive to meet or exceed compliance with all laws, regulations and accepted practices pertaining to workplace safety.

We utilize a professional employer organization, or PEO, who is the employer of record of our employees and administers our benefits, payroll and other human resource management services.

Portfolio Management

The portfolio management process for our investments includes oversight by our executive and asset management teams, regular management meetings and an operating results review process. These processes are designed to evaluate and proactively identify asset-specific issues and trends on a portfolio-wide, sub-portfolio or asset type basis. The teams work in conjunction with our managers to create tailored action plans to address issues identified.

Our executive and asset management teams are experienced and use many methods to actively manage our investments to enhance or preserve our income, value and capital and to mitigate risk. Our teams seek to identify opportunities for our investments that may involve replacing or renovating facilities in our portfolio which, in turn, would allow us to improve occupancy and resident rates and enhance the overall value of our assets. To manage risk, our teams engage in frequent review and dialogue with operators/managers/third party advisors and periodic inspections of our owned properties. In addition, our teams consider the impact of regulatory changes on the performance of our portfolio.

Our teams will continue to monitor the performance of, and actively manage, all of our investments. However, there can be no assurance that our investments will continue to perform in accordance with our expectations.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, Modified Funds from Operations, or MFFO, and net operating income, or NOI, to evaluate the profitability and performance of our business. See "Non-GAAP Financial Measures" for a description of these metrics.

Seasonality

Our revenues are dependent on occupancy and may fluctuate based on seasonal trends. It is difficult to predict the magnitude of seasonal trends and the related potential impact of the cold and flu season, occurrence of epidemics or any other widespread illnesses on the occupancy of our facilities. A decrease in occupancy could adversely affect our operating income.

Competition

Our investments will experience local and regional market competition for residents, operators and staff. Competition will be based on quality of care, reputation, physical appearance of properties, services offered, family preference, physicians, staff and price. Competition will come from independent operators as well as companies managing multiple properties, some of which may be larger and have greater resources than our operators. Some of these properties are operated for profit while others are owned by governmental agencies or tax-exempt, non-profit organizations. Competitive disadvantages may result in vacancies at facilities, reductions in net operating income and ultimately a reduction in stockholder value.

Inflation

Macroeconomic trends such as increases in inflation can have a substantial impact on our business and financial results. Many of our costs are subject to inflationary pressures. These include labor, repairs and maintenance, food costs, utilities, insurance and other operating costs. Our managers' ability to offset increased costs by increasing the rates charged to residents may be limited by competitive pressures, affordability and timing, which may lag behind cost volatility. As a result, cost inflation will substantially affect the net operating income of our properties.

Regulation

We are subject, in certain circumstances, to supervision and regulation by state and federal governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

- require compliance with applicable REIT rules;

- regulate healthcare operators with respect to licensure, certification for participation in government programs and relationships with patients, physicians, tenants and other referral sources;

- regulate occupational health and safety;

- regulate removal or remediation of hazardous or toxic substances;

- regulate land use and zoning;

- regulate removal of barriers to access by persons with disabilities and other public accommodations;

- regulate tax treatment and accounting standards; and

- regulate use of derivative instruments and our ability to hedge our risks related to fluctuations in interest rates and exchange rates.

Tax Regulation

We elected to be taxed as a REIT under the Code, commencing with our taxable year ended December 31, 2013. If we maintain our qualification as a REIT for federal income tax purposes, we will generally not be subject to federal income tax on our taxable income that we distribute as dividends to our stockholders. If we fail to maintain our qualification as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and will generally not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income. However, we believe that we are organized and operate in a manner that enables us to qualify for treatment as a REIT for federal income tax purposes and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes. In addition, we operate certain healthcare properties through structures permitted under the REIT Investment Diversification and Empowerment Act of 2007, which permits us, through taxable REIT subsidiaries, or TRSs, to have direct exposure to resident fee income and incur related operating expenses.

U.S. Healthcare Regulation

Overview

Seniors housing facilities may be subject to extensive and complex federal, state and local laws, regulations and industry standards governing their operations. Although the properties within our seniors housing investments portfolio may be subject to varying levels of governmental scrutiny, we expect that the healthcare industry, in general, will continue to face increased regulation and pressure. Changes in laws, regulations, reimbursement and enforcement activity can all have a significant effect on our operations and financial condition, as set forth under "Risk Factors" in our 2024 Form 10-K.

Fraud and Abuse Enforcement

Healthcare providers are subject to federal and state laws and regulations that govern their operations, including those that require providers to furnish only medically necessary services and submit to third-party payors valid and accurate statements for each service, as well as kickback laws, self-referral laws and false claims laws. Sanctions for violations of these laws, regulations and other applicable guidance may include, but are not limited to, loss of licensure, loss of certification or accreditation, denial of reimbursement, imposition of civil and criminal penalties and fines, suspension or exclusion from federal and state healthcare programs or closure of the facility.

Reimbursements

Sources of revenues for our seniors housing properties are primarily private payors, including private insurers and self-pay patients, and payments from state Medicaid programs. Medicaid is a medical assistance program for eligible needy persons that is funded jointly by federal and state governments and administered by the states. Medicaid eligibility requirements and benefits vary by state. Medicaid programs are highly regulated and subject to frequent and substantial changes resulting from legislation, regulations and administrative and judicial interpretations of existing law.

Federal, state and private payor reimbursement methodologies applied to healthcare providers are continuously evolving. With significant budgetary pressures, federal and state governments continue to seek ways to reduce federal healthcare program spending, such as reductions in reimbursement rates and increased enrollment in managed care programs, among other things. It is difficult to predict the nature and success of future financial or delivery system reforms, or the extent of any changes to Medicaid eligibility and overall government spending on Medicaid programs, including those that may be implemented by the new Administration, but changes to reimbursement rates and related policies could adversely impact our results of operations.

Licensure, Certification and Accreditation

Seniors housing facilities and other healthcare providers that operate healthcare properties in our seniors housing investments portfolio may be subject to extensive state licensing, laws and regulations, which may restrict the ability to add new properties, expand an existing facility's size or services, or transfer responsibility for operating a particular facility to a new operator. The failure of our operators or managers to obtain, maintain or comply with any required license or other certification, accreditation or regulatory approval (which could be required as a condition of licensure or third-party payor reimbursement) could result in loss of licensure, loss of certification or accreditation, denial of reimbursement, imposition of civil and/or criminal penalties and fines, suspension or exclusion from federal and state healthcare programs or closure of the facility, any of which could have an adverse effect on our operations and financial condition.

Health Information Privacy and Security

Healthcare providers, including those in our portfolio, are subject to numerous state and federal laws that protect the privacy and security of patient health information. The federal and state governments have significantly increased enforcement of these laws. The failure of our managers to maintain compliance with privacy and security laws could result in the imposition of penalties and fines, which in turn may adversely impact us.

CARES ACT and Similar Governmental Funding Programs

A variety of federal, state and local government efforts were initiated in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act. The CARES Act includes provisions reimbursing eligible health care providers for certain health care-related expenses or lost revenues not otherwise reimbursed that were directly attributable to COVID-19 through the U.S. Department of Health and Human Services, or HHS, Provider Relief Fund. We applied for and received grants from the Provider Relief Fund for our seniors housing properties.

The HHS Office of Inspector General and the Pandemic Response Accountability Committee each have the right to conduct audits of our use of funds from the Provider Relief Fund and HHS has the right to recoup some or all of the payments if it determines those payments were not made or the funds were not used in compliance with its rules, regulations and interpretive guidance.

Investment Company Act

We believe that we are not, and intend to conduct our operations so as not to become, regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have relied, and intend to continue to rely, on current interpretations of the staff of the SEC in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we use, refer to "Risk Factors—Risks Related to Regulatory Matters and Our REIT Tax Status—*Maintenance of our Investment Company Act exemption imposes limits on our operations*" in our 2024 Form 10-K.

For additional information regarding regulations applicable to us, refer to "Risk Factors" in our 2024 Form 10-K.

Independent Directors' Review of Our Policies

As required by our charter, our independent directors have reviewed our policies, including but not limited to our policies regarding investments, leverage and conflicts of interest and determined that they are in the best interests of our stockholders.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our Board consists of a majority of independent directors. The audit committee of our Board, or the Audit Committee, and compensation committee of our Board are composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of ethics, which delineate our standards for our officers and directors.

Our internet address is *www.northstarhealthcarereit.com*. The information on our website is not incorporated by reference in this Annual Report. We make available, free of charge through a link on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of ethics, corporate governance guidelines, our Audit Committee charter and our compensation committee charter. Within the time period required by the rules of the SEC, we will post on our website any amendment to our code of ethics or any waiver applicable to any of our directors, executive officers or senior financial officers.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

As of March 12, 2025, we had 185,712,103 shares of our common stock outstanding held by a total of 36,053 stockholders of record.

There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future.

On October 15, 2024, upon the recommendation of our Audit Committee, our Board, including all of our independent directors, approved and established an estimated value per share of our common stock of $2.96 as of June 30, 2024, or the Valuation Date. The estimated value per share is based upon the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares of our common stock outstanding, in each case as of the Valuation Date. The information used to generate the estimated value per share, including market information, investment- and property-level data and other information provided by third parties, was the most recent information practically available as of the Valuation Date.

For additional information on our estimated value per share as of June 30, 2024 and the methodology used in calculating it, as well as information regarding our historical estimated value calculations, including a comparison to the estimated value per share of $2.64 determined as of June 30, 2023, refer to our Current Report on Form 8-K filed with the SEC on October 17, 2024.

Distributions

From April 5, 2013, the date of our first investment, through December 31, 2017, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.675 per share of our common stock. In order to better align the distribution with anticipated cash flows from operations, beginning in January 1, 2018 through January 31, 2019, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.3375 per share of our common stock. Effective February 1, 2019, our Board stopped recurring distributions in order to preserve capital and liquidity. In May 2022, we paid a special distribution in the amount of $0.50 per share of our common stock. During the year ended December 31, 2024, we did not declare any distributions to stockholders.

While we do not anticipate that we will pay distributions in the near future, in light of the cash flow generated by our investments as compared to our capital expenditure needs and debt service obligations, in the event the Merger is not completed and the Merger Agreement is terminated, our management and Board will evaluate special distributions in connection with asset sales and other realizations of our investments on a case-by-case basis based on, among other factors, current and projected liquidity needs, opportunities for investment in our assets (such as capital expenditure and de-levering opportunities) and other strategic initiatives.

Distribution Reinvestment Plan

We adopted our DRP through which common stockholders were able to elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. Since inception, we issued 25.7 million shares of common stock, generating gross offering proceeds of $232.6 million pursuant to our

DRP. No selling commissions or dealer manager fees were paid on shares issued pursuant to our DRP. Our Board may amend, suspend or terminate our DRP for any reason upon ten-days' notice to participants, except that we may not amend our DRP to eliminate a participant's ability to withdraw from our DRP. In April 2022, our Board elected to suspend our DRP effective April 30, 2022, such that all future distributions, if any, will be paid in cash. As a result, we did not issue shares of common stock pursuant to our DRP during the year ended December 31, 2024.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We adopted a share repurchase program in 2012, which enabled stockholders to sell their shares to us in limited circumstances and could be amended, suspended and terminated by our Board at any time in their sole discretion (subject to certain notice requirements set forth in the share repurchase program). On April 7, 2020, in accordance with the terms of our share repurchase program, our Board suspended all repurchases under the share repurchase program effective April 30, 2020 in order to preserve capital and liquidity and does not currently anticipate resuming the share repurchase program.

We did not repurchase any shares of common stock during the three months ended December 31, 2024.

Unregistered Sales of Equity Securities

We did not issue any shares of common stock during the three months ended December 31, 2024.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in "Financial Statements and Supplementary Data" and the risk factors in "Risk Factors" of our 2024 Form 10-K. References to "we," "us," "our," or "NorthStar Healthcare" refer to NorthStar Healthcare Income, Inc. and its subsidiaries unless the context specifically requires otherwise.

Business Summary

We own a diversified portfolio of seniors housing properties, including independent living facilities, or ILFs, assisted living facilities, or ALFs, and memory care facilities, or MCFs, located throughout the United States. For information regarding our business, including our strategy and our investments, refer to "Business."

Significant Developments

Merger Agreement

On January 29, 2025, we entered into the Merger Agreement, with the Parent, the Merger Sub and, solely for purposes of Section 10.14 thereof, the Guarantor. The Merger Agreement and the transactions contemplated thereby were unanimously approved by our Board.

Upon consummation of the Merger, our stockholders will receive $3.03 in cash for each share of our common stock, without interest and subject to any applicable withholding tax obligations.

The completion of the Merger is subject to certain customary closing conditions, including, among others, (1) approval of the Merger by our stockholders; (2) material compliance with covenants; (3) accuracy of each party's representations, subject to materiality thresholds; (4) absence of injunctions or orders that prohibit or restrain the consummation of the Merger; (5) the receipt by us and Merger Sub of a written legal opinion addressing our qualification as a REIT; (6) the absence of a material adverse effect on us prior to the closing; and (7) our completion of the distribution of the interests in the limited partners of our operating partnership to NorthStar Healthcare.

We have made customary representations and warranties and have agreed to certain customary covenants in the Merger Agreement, including, among others, covenants to conduct our business in the ordinary course and maintain our REIT status.

Our stockholders will be asked, among other things, to vote to approve the Merger at a special meeting of stockholders that will be held on a date yet to be announced. Approval of the Merger requires the affirmative vote of the holders of at least a majority of the shares of our outstanding common stock entitled to vote on the Merger as of the record date for the special meeting.

The Merger is expected to close in the second quarter of 2025, although there can be no assurances as to when or if the closing will occur.

Key Dispositions

- In September 2024, we completed the sale of our investment in Trilogy pursuant to the previously disclosed membership interest purchase agreement, which resulted in net cash proceeds, after transaction costs, to us of $254.0 million.

- We completed the sales of two properties within the Rochester portfolio in February 2024 and November 2024 for a sales price of $12.0 million and $31.5 million, respectively, generating net proceeds, after the repayment of outstanding borrowings and transaction costs, of $0.7 million and $14.1 million, respectively.

- In November 2024, we entered into a purchase and sale agreement to sell the four net lease properties in the Arbors portfolio for $81.0 million. The sale was completed in January 2025 and generated net proceeds of $1.2 million, after the repayment of outstanding borrowings of $79.1 million and transaction costs.

- In December 2024, we entered into a purchase and sale agreement to sell the remaining property within the Rochester portfolio for $7.0 million. The sale was completed in January 2025 and generated net proceeds of $6.6 million, after transaction costs.

Liquidity Update

- In November 2024, we entered into an omnibus amendment to each of the 32 separate, cross-collateralized non-recourse loans secured by the Winterfell portfolio, which (i) extends the maturity date of each of the mortgage loans from June 1, 2025 (the original maturity date) to June 1, 2026, (ii) provides that, beginning on the original maturity date, the interest rate under the mortgage loans will convert from a fixed rate of 4.17% to a floating rate of SOFR plus 2.5% and (iii) required us to advance $35 million, to be held in escrow and applied to repay the mortgage loans on the original maturity date or any earlier prepayment.

- As of March 12, 2025, we have approximately $328.5 million of unrestricted cash, a significant portion of which has been placed in interest yielding money market funds invested in short-term U.S. government securities.

Updated Estimated Net Asset Value Per Share

On October 15, 2024, upon the recommendation of our Audit Committee, our Board, including all of its independent directors, approved and established an estimated value per share of our common stock based on the estimated value of our assets and liabilities as of June 30, 2024, or the 2024 NAV Per Share. The 2024 NAV Per Share of $2.96 represents a year-over-year increase of $0.32 per share, or approximately 12%, compared to the previous estimated per share value of $2.64 as of June 30, 2023. Refer to our Form 8-K filed on October 17, 2024 with the SEC for additional information.

Market Update

Seniors Housing Fundamentals

Current market conditions impacting property-level performance are generally favorable. Average occupancy for the seniors housing industry increased for the fourteenth consecutive quarter, to 87.2% for the fourth quarter of 2024, up 70 basis points from the previous quarter and surpassed the pre-pandemic average of 87.1% in March 2020. The 80+ population, a key demographic for seniors housing, is expected to grow by 24% through 2028 and occupancy levels are forecasted to surpass 90% by the end of 2026. Supply and demand fundamentals remained strong in the fourth quarter of 2024, with unit inventory growth of 1.3% year-over-year and the fewest seniors housing units under construction since 2014. Access to capital and cost of capital, as well as construction costs, remain significant headwinds to seniors housing development (sources: NIC MAP Vision 4Q2024 Market Fundamentals Report, NIC MAP Vision: January 2024 and December 2023).

Seniors Housing Transactions

Over the past several years, market conditions affecting transactions, including asset sales, have been challenging. Public and private capital markets were affected by a general tightening of availability of credit (including the price, terms and conditions under which financing can be obtained), higher interest rates and a general decrease in liquidity in the healthcare lending markets, which resulted in higher capitalization rates, adversely impacting property values and limiting transaction activity. Following the interest rate cuts in September 2024, seniors housing transaction activity increased in the fourth quarter of 2024 and we are optimistic that the positive market dynamics specific to the industry will continue to improve transaction activity in the near term.

Operating Performance

The following is a summary of the performance of our seniors housing properties for the year ended December 31, 2024 as compared to the year ended December 31, 2023. For additional information on financial results, refer to "—Results of Operations."

The following table presents a summary of average occupancy of our seniors housing investments by property manager:

| | | Year Ended December 31, | | |
Manager	Units Under Management	2024	2023	Change
Solstice Senior Living	3,969	90.7 %	88.0 %	2.7 %
Watermark Retirement Communities[1]	418	85.5 %	87.3 %	(1.8)%
Arete Living	453	90.3 %	89.8 %	0.5 %
Integral Senior Living	40	77.5 %	86.3 %	(8.8)%
Seniors Housing Investments	**4,880**	**90.1 %**	**88.1 %**	**2.0 %**

---

(1) Excludes properties sold or classified as held for sale during the year ended December 31, 2024.

Net Operating Income

We use net operating income, or NOI, as a supplemental measure to evaluate the profitability and performance of our business. We define NOI as defined as property and other revenues, less property operating expenses. The following table presents our consolidated NOI (dollars in thousands):

	Year Ended December 31,		Increase (Decrease)	
	2024	2023	Amount	%
Same store property and other revenues[1]				
Resident fee income	$ 49,742	$ 47,555	$ 2,187	4.6 %
Rental income	140,566	128,212	12,354	9.6 %
Other revenue	199	—	199	NA
Total same store property and other revenues	190,507	175,767	14,740	8.4 %
Same store property operating expenses[1]				
Salaries and wages	60,999	59,387	1,612	2.7 %
Utilities	11,960	11,029	931	8.4 %
Food and beverage	10,071	9,402	669	7.1 %
Repairs and maintenance	12,981	12,164	817	6.7 %
Real estate and business taxes	8,229	8,422	(193)	(2.3)%
Property management fee	9,857	9,250	607	6.6 %
Marketing	4,768	4,456	312	7.0 %
Insurance	4,080	3,867	213	5.5 %
All other expenses	4,220	3,622	598	16.5 %
Total same store property operating expenses	127,165	121,599	5,566	4.6 %
Same store NOI[1]	$ 63,342	$ 54,168	$ 9,174	16.9 %
Non-same store NOI	(961)	6,355	(7,316)	(115.1)%
Corporate NOI[2]	6,521	3,843	2,678	69.7 %
Total NOI[3]	$ 68,902	$ 64,366	$ 4,536	7.0 %

(1) Same store represents the revenues and expenses of our investments, excluding properties sold or classified as held for sale during the year ended December 31, 2024, the Rochester Sub-Portfolio and the estimated expense accrued for the Incentive Fee payable to the Winterfell manager.
(2) Consists primarily of interest income earned on corporate-level cash and cash equivalents.
(3) For a reconciliation of our consolidated NOI to net income (loss) as presented in accordance with U.S. GAAP in our consolidated financial statements for the years ended December 31, 2024 and 2023, refer to "—Non-GAAP Financial Measures."

Same Store NOI

During the year ended December 31, 2024, the average occupancy for our operating investments improved by 2.0%, as compared to the prior year, to 90.1%. The favorable seniors housing market conditions and our investment of capital to enhance the facilities of our properties contributed to the increase in occupancy. With our properties approaching stabilized occupancy levels, the managers of our operating investments have been focused on implementing resident rate increases and generating higher revenues, which outpaced the impact of inflation on variable operating costs over the same period. While certain operating expenses remained elevated throughout 2024, same store NOI increased 16.9% during the year ended December 31, 2024 as compared to the prior year.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Certain accounting policies are considered to be critical accounting policies. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's subjective and complex judgments, and for which the impact of changes in estimates and assumptions could have a material effect on our financial statements. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made, based upon information available to us at that time.

For a summary of our accounting policies, refer to Note 2, "Summary of Significant Accounting Policies" in our accompanying consolidated financial statements included in "Financial Statements."

Impairment

We believe impairment to be a critical accounting estimate based on the nature of our operations and/or because it requires significant management judgment and assumptions. Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including healthcare sector conditions, together with asset and market specific circumstances, among other factors. To the extent an impairment has occurred, the loss will be measured as the excess of the carrying value of the investment over the estimated fair value. Fair values can be estimated based upon the income capitalization approach, using net operating income and applying indicative capitalization and discount rates or sales comparison approach, using what other purchasers and sellers in the market have agreed to as price for comparable investments.

During the year ended December 31, 2024, we recorded impairment losses on our operating real estate totaling $3.7 million, including $3.0 million for our Oak Cottage property as a result of lower operating margins and projected future cash flows, $0.4 million for property damage sustained by facilities within our Winterfell and Aqua portfolios and $0.3 million to reflect the market value of land parcels within our Rochester portfolio. During the year ended December 31, 2024, we did not record impairment on our investments in unconsolidated ventures.

Accumulated impairment losses totaled $130.6 million for operating real estate that we continue to hold as of December 31, 2024. Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for additional information regarding impairment recorded in prior years.

Results of Operations

Comparison of the year ended December 31, 2024 to December 31, 2023 (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2024	2023	Amount	%
Property and other revenues				
Resident fee income	$ 49,846	$ 47,591	$ 2,255	4.7 %
Rental income	150,095	153,544	(3,449)	(2.2)%
Other revenue	6,720	3,843	2,877	74.9 %
Total property and other revenues	206,661	204,978	1,683	0.8 %
Expenses				
Property operating expenses	137,759	140,612	(2,853)	(2.0)%
Interest expense	50,819	50,028	791	1.6 %
Transaction costs	731	683	48	7.0 %
General and administrative expenses	12,434	13,817	(1,383)	(10.0)%
Depreciation and amortization	35,993	38,511	(2,518)	(6.5)%
Impairment loss	3,710	49,423	(45,713)	(92.5)%
Total expenses	241,446	293,074	(51,628)	(17.6)%
Other income (expense), net	85	194	(109)	(56.2)%
Gain (loss) on investments and other	129,845	(64,001)	193,846	302.9 %
Equity in earnings (losses) of unconsolidated ventures	2,537	(8,272)	10,809	130.7 %
Income tax expense	(82)	(74)	(8)	10.8 %
Net income (loss)	$ 97,600	$ (160,249)	$ 257,849	160.9 %

Rochester Sub-Portfolio

In October 2023, as a result of the Rochester Sub-Portfolio Loan payment default in July 2023, Fannie Mae, as the lender, filed a complaint seeking the appointment of a receiver and foreclosure on the Rochester Sub-Portfolio, and to enforce its rights in its collateral under the loan documents. On October 30, 2023, the properties underlying the Rochester Sub-Portfolio Loan were placed into a receivership. Although we continue to have legal ownership of the Rochester Sub-Portfolio until transferred to Fannie Mae or its designee, the receiver now has effective control of the properties and, as of the date of the receivership order, we discontinued recognizing revenues and expenses related to the Rochester Sub-Portfolio and derecognized the properties and related assets from our financial statements. However, until legal ownership of the Rochester Sub-Portfolio is transferred and the associated debt extinguished, we continue to recognize liabilities associated with the Rochester Sub-Portfolio Loan. As of December 31, 2024, we continue to own all of the properties in the Rochester Sub-Portfolio.

We discontinued recognizing property revenues and expenses for the Rochester Sub-Portfolio as of October 30, 2023, the date of the receivership order. As a result, we did not recognize property revenues and property operating expenses for the Rochester Sub-Portfolio during the year ended December 31, 2024 as compared to activity recognized through October 30, 2023, included in the results presented for the year ended December 31, 2023.

Total Property and Other Revenues

The following table presents total property and other revenues (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2024	2023	Amount	%
ILF properties	$ 140,566	$ 128,212	$ 12,354	9.6 %
ALF/MCF properties	49,742	47,555	2,187	4.6 %
Same store subtotal	190,308	175,767	14,541	8.3 %
Rochester Sub-Portfolio	—	15,840	(15,840)	(100.0)%
Properties sold or held for sale	9,633	9,528	105	1.1 %
Other revenue	6,720	3,843	2,877	74.9 %
Total property and other revenues	$ 206,661	$ 204,978	$ 1,683	0.8 %

On a same store basis, property and other revenues increased $14.5 million during the year ended December 31, 2024 as compared to the prior year. Revenues generated by our operating properties increased as a result of improved occupancy and higher market rates for new residents and in-place rates for existing residents. Other revenue, which consists of interest earned on cash and cash equivalents, increased during the year ended December 31, 2024 as compared to the prior year due to higher cash balances in our money market accounts.

Property Operating Expenses

The following table presents property operating expenses (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2024	2023	Amount	%
ILF properties	$ 89,994	$ 85,604	$ 4,390	5.1 %
ALF/MCF properties	37,171	35,995	1,176	3.3 %
Same store subtotal	127,165	121,599	5,566	4.6 %
Winterfell Manager Incentive Fee	6,004	—	6,004	NA
Rochester Sub-Portfolio	—	13,385	(13,385)	(100.0)%
Properties sold or held for sale	4,590	5,628	(1,038)	(18.4)%
Total property operating expenses	$ 137,759	$ 140,612	$ (2,853)	(2.0)%

On a same store basis, operating expenses increased $5.6 million during the year ended December 31, 2024 as compared to the prior year. While inflationary pressures have gradually softened throughout 2024, variable operating costs, most notably wages and benefits, food and beverage and utilities, as well as repairs and maintenance costs, remain elevated from the prior year.

During the year ended December 31, 2024, we accrued an estimated reserve of $6.0 million related to the Incentive Fee payable to the Winterfell manager. For additional information, refer to "Our Investments."

Interest Expense

The following table presents interest expense incurred on our borrowings (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2024	2023	Amount	%
ILF properties	$ 27,854	$ 28,261	$ (407)	(1.4)%
ALF/MCF properties	6,376	5,257	1,119	21.3 %
Same store subtotal	34,230	33,518	712	2.1 %
Rochester Sub-Portfolio	12,304	11,457	847	7.4 %
Properties sold or held for sale	4,285	5,053	(768)	(15.2)%
Total interest expense	$ 50,819	$ 50,028	$ 791	1.6 %

On a same store basis, interest expense increased $0.7 million during the year ended December 31, 2024 as compared to the prior year. Interest expense on our fixed-rate debt declined as a result of continued principal amortization and a decrease in the average mortgage notes principal balances as compared to December 31, 2023. Interest expense on floating-rate debt increased primarily due to a mortgage payable secured by properties within Aqua portfolio converting to a floating-rate loan in February 2024, from a lower yielding fixed-rate loan.

Interest expense for the Rochester Sub-Portfolio Loan increased during the year ended December 31, 2024 as compared to the prior year due to its floating interest rate and the recognition of default interest, which commenced in July 2023 and will continue to accrue until the loan is extinguished.

Transaction Costs

During the year ended December 31, 2024, transaction costs consisted primarily of legal and professional fees incurred in connection with the Merger. For additional information regarding the Merger, refer to "—Significant Developments." During the year ended December 31, 2023, transaction costs consisted primarily of legal and professional fees incurred for investment activity and costs incurred in connection with the Internalization and the transition of services and systems previously provided by the Former Advisor.

General and Administrative Expenses

Corporate cost savings of $1.4 million were realized during the year ended December 31, 2024 as compared to the prior year, primarily due to a reduction in corporate insurance premiums and other professional services.

For the year ended December 31, 2024, our total operating expenses represented 0.8% of our average invested assets and 140.1% of our net income, in each case as defined and calculated in accordance with our charter.

Depreciation and Amortization

The following table presents depreciation and amortization (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2024	2023	Amount	%
ILF properties	$ 25,379	$ 23,203	$ 2,176	9.4 %
ALF/MCF properties	6,683	6,531	152	2.3 %
Same store subtotal	32,062	29,734	2,328	7.8 %
Rochester Sub-Portfolio	—	3,991	(3,991)	(100.0)%
Properties sold or held for sale	3,931	4,786	(855)	(17.9)%
Total depreciation and amortization	$ 35,993	$ 38,511	$ (2,518)	(6.5)%

On a same store basis, depreciation and amortization expense increased $2.3 million during the year ended December 31, 2024 as compared to the prior year, primarily as a result of additional capital improvements completed at the facilities within our Winterfell portfolio.

Impairment Loss

For the year ended December 31, 2024, impairment losses on operating real estate totaled $3.7 million. Refer to "—Impairment" for additional discussion.

For the year ended December 31, 2023, we recorded impairment losses on our operating real estate totaling $44.7 million. In addition, we recorded impairment losses on our investment in the Espresso joint venture totaling $4.7 million.

Other Income (Expense), Net

For the years ended December 31, 2024 and 2023, other income, net consisted primarily of capital expenditure reimbursements from the state of Oregon's Long-Term Care Capital Improvement and Emergency Preparedness Program received and recognized by facilities within our Pacific Northwest portfolio.

Gain (Loss) on Investments and Other

In September 2024, in connection with the sale of our investment in Trilogy, we recognized a gain totaling $128.6 million.

In October 2023, in connection with properties underlying the Rochester Sub-Portfolio Loan being placed into a receivership we recognized a $59.0 million loss. In addition, in connection with the sale of two investments in unconsolidated ventures in June 2023, we realized a loss totaling $1.3 million. Further, as a result of the sale, we reclassified the accumulated foreign currency losses, totaling $3.3 million, previously recorded through other comprehensive income on the consolidated statements of equity to realized gain (loss) on investments and other.

Equity in Earnings (Losses) of Unconsolidated Ventures

The following table presents the equity in earnings (losses) of our unconsolidated ventures (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2024	2023	Amount	%
Trilogy	$ 3,005	$ (1,409)	$ 4,414	313.3 %
Solstice	(468)	145	(613)	(422.8)%
Espresso	—	9,228	(9,228)	(100.0)%
Diversified US/UK & Eclipse	—	(16,236)	16,236	100.0 %
Total equity in earnings (losses)	$ 2,537	$ (8,272)	$ 10,809	130.7 %

For the year ended December 31, 2024, equity in earnings (losses) related to our investment in Trilogy represent our proportionate share of earnings through the date of the sale of our ownership interest on September 20, 2024.

On June 30, 2023, we elected the fair value option to account for our investment in the Espresso joint venture, which resulted in no equity in earnings (losses) recorded subsequent to the accounting policy election.

Year Ended December 31, 2023 compared to December 31, 2022

Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 22, 2024, for information regarding our results of operations for the years ended December 31, 2023 and 2022 and the year-to-year comparisons between those periods.

Non-GAAP Financial Measures

We consider certain non-GAAP financial measures, including Funds from Operations, or FFO, Modified Funds from Operations, or MFFO, and NOI, to be useful supplemental measures of our operating performance. These non-GAAP financial measures are not equivalent or an alternative to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. In addition, these non-GAAP financial measures are not necessarily indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

Funds from Operations and Modified Funds from Operations

We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Due to certain of the unique features of publicly-registered, non-traded REITs, the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. Neither the SEC nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

We define MFFO in accordance with the concepts established by the IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company's operating performance. The IPA's definition of MFFO excludes from FFO the following items:

- acquisition fees and expenses;

- non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

- amortization of a premium and accretion of a discount on debt investments;

- non-recurring impairment of real estate-related investments that meet the specified criteria identified in the rules and regulations of the SEC;

- realized gains (losses) from the early extinguishment of debt;

- realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

- unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

- unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

- adjustments related to contingent purchase price obligations; and

- adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

MFFO does have certain limitations. For instance, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT's anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event. MFFO is not a useful measure in evaluating net asset value, since impairment is taken into account in determining net asset value but not in determining MFFO. In addition, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs.

The following table presents a reconciliation of net income (loss) attributable to common stockholders to FFO and MFFO attributable to common stockholders (dollars in thousands):

	Year Ended December 31,		
	2024	2023	2022
Funds from operations:			
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$ 97,993	$ (156,885)	$ (54,100)
Adjustments:			
Depreciation and amortization	35,993	38,511	38,587
Depreciation and amortization related to non-controlling interests	(135)	(259)	(286)
Depreciation and amortization related to unconsolidated ventures	12,463	18,623	28,855
(Gain) loss from sales of property	(984)	(136)	92
Gain (loss) from sales of property related to non-controlling interests	30	4	(5)
(Gain) loss from sales of property related to unconsolidated ventures	—	(7,894)	(92,578)
Impairment losses of depreciable real estate	3,710	44,695	31,880
Impairment loss on real estate related to non-controlling interests	(11)	(1,172)	(117)
Impairment losses of depreciable real estate held by unconsolidated ventures	—	7,682	25,109
Funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders	$ 149,059	$ (56,831)	$ (22,563)
Modified funds from operations:			
Funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders	$ 149,059	$ (56,831)	$ (22,563)
Adjustments:			
Transaction costs	731	683	1,569
Amortization of premiums, discounts and fees on investments and borrowings	3,970	4,481	3,859
(Gain) loss on investments and other	(128,861)	64,137	(1,121)
Adjustments related to unconsolidated ventures[1]	1,158	8,854	23,068
Adjustments related to non-controlling interests	(27)	(1,815)	3
Impairment of real estate related investment	—	4,728	13,419
Modified funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders	$ 26,030	$ 24,237	$ 18,234

_____

(1) Primarily our proportionate share of liability extinguishment gains and losses, loan loss reserves, transaction costs and amortization of above/below market debt adjustments, straight-line rent adjustments, impairment of goodwill, debt and deferred financing costs, recorded by the joint ventures of our investments in unconsolidated ventures.

Net Operating Income

We believe NOI provides useful information to stockholders and provides our management with a performance measure to compare our operating results to the operating results of other real estate companies between periods on a consistent basis. We define NOI as property and other revenues, less property operating expenses. Refer to "—Results of Operations" for additional information on NOI and same store NOI. We define same store as our investments, excluding properties sold or classified as held for sale as of December 31, 2024, the Rochester Sub-Portfolio and the estimated expense accrued for the Incentive Fee payable to the Winterfell manager.

The following table reconciles net income (loss), computed in accordance with U.S. GAAP, to NOI (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Net income (loss)	$	97,600	$	(160,249)	$	(54,501)
Adjustments:						
Income tax expense		82		74		61
Equity in earnings (losses) of unconsolidated ventures		(2,537)		8,272		(47,625)
Gain (loss) on investments and other		(129,845)		64,001		(1,029)
Other income (expense), net		(85)		(194)		(77)
Impairment loss		3,710		49,423		45,299
Depreciation and amortization		35,993		38,511		38,587
General and administrative expenses		12,434		13,817		13,938
Asset management fees - related party		—		—		8,058
Transaction costs		731		683		1,569
Interest expense		50,819		50,028		43,278
Net operating income	$	68,902	$	64,366	$	47,558

Liquidity and Capital Resources

Our current principal liquidity needs are to fund: (i) operating expenses, including corporate general and administrative expenses; (ii) principal and interest payments on our borrowings and other commitments; and (iii) capital expenditures.

Our current primary sources of liquidity include the following: (i) cash on hand; (ii) proceeds that may be generated from investment sales and realizations; and (iii) cash flow generated by our investments.

As of March 12, 2025, we had approximately $328.5 million of unrestricted cash, a significant portion of which has been placed in interest yielding money market funds invested in short-term U.S. government securities. We currently believe that our capital resources are sufficient to meet our capital needs for the following 12 months.

Cash From Operations

We primarily generate cash flow from operations through net operating income from our operating properties and rental income from our net lease properties. Net cash provided by operating activities was $24.0 million for the year ended December 31, 2024.

We are exposed to various operational risks, including the impact of labor costs, inflationary pressures and interest rates, of our properties. We expect that these factors will continue to materially impact our cash flow generated by our investments.

Borrowings

We typically have financed our investments with medium to long-term, non-recourse mortgage loans, though our borrowing levels and terms vary depending upon the nature of the assets and the related financing.

During the year ended December 31, 2024, we paid $17.8 million and $34.6 million in recurring, scheduled principal and interest payments, respectively, on borrowings. In addition, we were required to advance $35.0 million, to be held in an escrow and applied in prepayment on June 1, 2025 or any earlier prepayment, in connection with the maturity date extension of the Winterfell mortgage loans.

We have $614.1 million of borrowings that mature in 2026, including $570.0 million of borrowings collateralized by our Winterfell portfolio. We may be unable to extend or refinance these borrowings without a significant pay down of existing loan balances. Our ability to refinance these borrowings and/or sell assets will be significantly impacted by market conditions, over which we have no control. Further, given the nature of our assets and the materiality of this portfolio, we may not be able to respond quickly to changes in market conditions.

Our charter limits us from incurring borrowings that would exceed 300.0% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by a majority of our independent directors. We would need to disclose any such approval to our stockholders in our next quarterly report along with the justification for such excess. An approximation of this leverage limitation is 75.0% of our assets, other than intangibles, before deducting loan loss reserves, other non-cash reserves and depreciation. As of December 31, 2024, our leverage was 54.3% of our assets, other than intangibles, before deducting non-cash reserves and depreciation.

For additional information regarding our borrowings, including principal repayments, timing of maturities and loans currently in default, refer to "Quantitative and Qualitative Disclosures About Market Risk" and Note 5, "Borrowings" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data."

Capital Expenditures Activities

We are responsible for capital expenditures for our seniors housing properties. We have made significant investments in capital expenditures to increase operating income and enhance the overall value of certain properties and in order to maintain market position, functional and operating standards. We will continue to invest going forward, although we expect aggregate spending to be less than prior years. Further, the Merger Agreement contains restrictions on our ability to make certain capital expenditures. During the year ended December 31, 2024, cash used for capital expenditures at our investments totaled $16.0 million.

Realization and Disposition of Investments

We pursue dispositions of assets and portfolios where we believe the disposition will achieve a desired return or strategic outcome, improve our liquidity position and generate value for stockholders.

On September 20, 2024, we completed the sale of our investment in Trilogy to affiliates of American Healthcare REIT, Inc., or AHR, which resulted in net cash proceeds, after transaction costs, to us of $254.0 million.

The sales of our seniors housing investments completed during the year ended December 31, 2024 and subsequently through the issuance of the consolidated financial statements on March 14, 2025, generated net proceeds of approximately $23.3 million after the repayment of outstanding borrowings and transaction costs. Refer to "—Significant Developments" for additional information.

Distributions

To continue to qualify as a REIT, we are required to distribute annually dividends equal to at least 90% of our taxable income, subject to certain adjustments, to stockholders. We have generated net operating losses for tax purposes and, accordingly, are currently not required to make distributions to our stockholders to qualify as a REIT. Refer to "—Distributions Declared and Paid" for further information regarding our distributions.

Based on the current forecasted cash flow of our investments and cash needs to operate our business, we do not anticipate paying recurring distributions. Instead, and only in the event the Merger is not completed and the Merger Agreement is terminated, the Board will evaluate special distributions in connection with any sales and other realizations of investments on a case-by-case basis based on, among other factors, current and projected liquidity needs.

Share Repurchases

We adopted a share repurchase program effective August 7, 2012, which enabled stockholders to sell their shares to us in limited circumstances and could be amended, suspended, or terminated at any time. On April 7, 2020, our Board suspended all repurchases under our existing share repurchase program effective April 30, 2020 in order to preserve capital and liquidity. We do not currently anticipate resuming the share repurchase program. If we have sufficient capital available, at this stage in our life cycle, we believe that returning capital to stockholders through special distributions, rather than repurchases, is a better use of that capital.

Cash Flows

The following presents a summary of our consolidated statements of cash flows (dollars in thousands):

| | Year Ended December 31, | | Increase |
Cash flows provided by (used in):	2024	2023	(Decrease)
Operating activities	$ 23,993	$ 19,062	$ 4,931
Investing activities	281,670	(21,884)	303,554
Financing activities	(46,237)	(19,895)	(26,342)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 259,426	$ (22,717)	$ 282,143

Operating Activities

Net cash provided by operating activities improved from $19.1 million for the year ended December 31, 2023, to $24.0 million for the year ended December 31, 2024. Increases in occupancy and rates at our operating investments resulted in higher rent and resident fees collected and the Rochester Sub-Portfolio Loan default in July 2023 resulted in lower cash interest payments in the current period. We did not receive any distributions from unconsolidated investments during the year ended December 31, 2024 as compared to $10.6 million received and classified as operating cash flows in the prior year.

Investing Activities

Our cash flows from investing activities are primarily proceeds from investment dispositions, including distributions received from our investments in unconsolidated investments that have been classified as investing cash flows, net of any capital expenditures. Net cash provided by investing activities increased from $21.9 million for the year ended December 31, 2023, to $281.7 million for the year ended December 31, 2024, primarily due to the net proceeds generated from the sale of our investment in Trilogy.

Financing Activities

Our net cash from financing activities are primarily principal amortization and repayment of our mortgage notes payable. Net cash used in financing activities increased from $19.9 million for the year ended December 31, 2023, to $46.2 million for the year ended December 31, 2024, primarily due to the repayment of $27.6 million of outstanding mortgage principal balances for two properties sold within our Rochester portfolio.

Off-Balance Sheet Arrangements

As of December 31, 2024, we are not dependent on the use of any off-balance sheet financing arrangements for liquidity. We have made investments in unconsolidated ventures. Refer to Note 4, "Investments in Unconsolidated Ventures" included in "Financial Statements and Supplementary Data." for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment.

Distributions Declared and Paid

From inception through December 31, 2024, we declared $530.9 million in distributions and generated cumulative FFO of $201.5 million. From April 5, 2013, the date of our first investment, through December 31, 2017, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.675 per share of our common stock. In order to better align the distribution with anticipated cash flows from operations, beginning in January 1, 2018 through January 31, 2019, we paid monthly distributions in an amount that was equivalent to an annualized distribution of $0.3375 per share of our common stock. Effective February 1, 2019, our Board stopped recurring distributions in order to preserve capital and liquidity. In May 2022, we paid a special distribution in the amount of $0.50 per share of our common stock. During the year ended December 31, 2024, we did not declare any distributions to stockholders.

To the extent distributions are paid from sources other than FFO, the ownership interest of our public stockholders may be diluted. Future distributions declared and paid may exceed FFO and cash flow provided by operations. FFO, as defined, may not reflect actual cash available for distributions.

Related Party Arrangements

Former Advisor

In connection with the Internalization, on October 21, 2022, the advisory agreement was terminated and, along with the Operating Partnership and the Former Advisor, we entered into a Transition Services Agreement, or TSA, to facilitate an orderly transition of the management of our operations. As of December 31, 2023, the TSA was effectively terminated.

Prior to the Internalization, the Former Advisor was responsible for managing our affairs on a day-to-day basis and for identifying, acquiring, originating and asset managing investments on our behalf. For such services, to the extent permitted by law and regulations, the Former Advisor received fees and reimbursements from us.

Investments in Joint Ventures

Solstice, the manager of our Winterfell portfolio, is a joint venture between affiliates of ISL, which owns 80.0%, and us, which owns 20.0%. For the year ended December 31, 2024, we recognized property management fees and other incentive fees expense totaling $13.4 million to Solstice related to the Winterfell portfolio.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks affecting us are interest rate risk and inflation risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions (if any) are held for investment and not for trading purposes.

Interest Rate Risk

We have exposure to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we have generally sought long-term debt financing on a fixed-rate basis. However, certain of our borrowings are subject to variable-rate interest.

The following table presents a summary of our borrowings as of December 31, 2024 (dollars in thousands):

Borrowing Type	Loan Count	Interest Rate[1]	Principal Outstanding	% of Outstanding Debt
Fixed-rate debt	41	4.2 %	$ 714,672	83.2 %
Floating-rate debt	2	6.7 %	44,014	5.1 %
Rochester Sub-Portfolio Loan[2]	7	11.1 %	99,786	11.7 %
Total/Weighted Average	**50**	**5.1 %**	**$ 858,472**	**100.0 %**

(1) Represents the weighted average interest rate effective as of December 31, 2024 and the additional default interest rate of 4% on the Rochester Sub-Portfolio Loan, which commenced in July 2023 and will continue to accrue until the loan is extinguished.

(2) The Rochester Sub-Portfolio Loan is comprised of seven individual floating-rate mortgage notes payable in payment default, cross-collateralized and subject to cross-default, secured by five ILFs and two ALFs, which have been placed into a receivership.

When borrowing at variable rates, we seek the lowest margins available and evaluate hedging opportunities. The interest rate on our floating-rate borrowings is a fixed spread over an index such as the Secured Overnight Financing Rate, or SOFR, and typically reprices every 30 days. For our floating-rate borrowings, we have entered into interest rate caps that involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. As of December 31, 2024, excluding the Rochester Sub-Portfolio Loan, one of our two floating-rate loans is hedged with a contract in place through the third quarter of 2025 and had an effectively capped interest rate of 5.6%. Based on market interest rates of December 31, 2024, a hypothetical 100 basis point increase on the interest rate for our floating-rate loan without an interest rate cap in place would increase our interest expense by $0.3 million.

Increases in market interest rates typically result in a decrease in the fair value of fixed-rate borrowings, while decreases in market interest rates typically result in an increase in the fair value of fixed-rate borrowings. While changes in market interest rates affect the fair value of our fixed-rate borrowings, these changes do not affect the interest expense associated with our fixed-rate borrowings. Therefore, interest rate risk does not have a significant impact on our fixed-rate borrowings until their maturity or earlier prepayment and refinancing. If we seek to refinance our fixed-rate borrowings, whether at maturity or otherwise, and interest rates have risen, our future earnings and cash flows could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of refinancing may reduce our overall borrowing costs. Further, the fair value of the real estate collateral for our borrowings may be negatively impacted by rising interest rates.

Inflation Risk

Many of our costs are subject to inflationary pressures. These include labor, repairs and maintenance, food costs, utilities, insurance and other operating costs. Higher rates of inflation affecting the economy may substantially affect the operating margins of our investments. While our managers have an ability to partially offset cost inflation by increasing the rates charged to residents, this ability is often limited by competitive conditions, affordability and timing, which may lag behind cost volatility. Therefore, there can be no assurance that cost increases can be offset by increased rates charged to residents in real time or that increased rates will not result in occupancy declines.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management established and maintains disclosure controls and procedures that are designed to ensure that material information relating to us and our subsidiaries required to be disclosed in reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, or Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

As of December 31, 2024, management conducted an evaluation as required under Rules 13a-15(b) and 15d-15(b) under the Exchange Act, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective, at the reasonable assurance level.

Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of our internal control system as of December 31, 2024 was based on the framework for effective internal control over financial reporting described in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, as of December 31, 2024, our system of internal control over financial reporting was effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

NorthStar Healthcare Income, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of NorthStar Healthcare Income, Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Operating Real Estate Assets

As described in Note 3 to the consolidated financial statements, as of December 31, 2024, the net carrying value of the Company's consolidated operating real estate assets was $694.3 million, including impairment losses related to operating real estate assets of $3.7 million recognized during the year then ended. The Company reviews its real estate portfolio quarterly, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. We identified the Company's quantitative impairment assessment for operating real estate assets as a critical audit matter.

The principal consideration for our determination that the impairment of operating real estate assets is a critical audit matter is that the Company's quantitative impairment assessment is highly judgmental due to the significant estimation involved in assessing the expected discounted future cash flows of the operating real estate assets. This includes the determination of inputs and assumptions such as discount rates, capitalization rates, property-level cash flows and market rent assumptions, among others.

Our audit procedures related to the impairment of operating real estate assets included the following, among others:

- We obtained an understanding and evaluated the design and implementation of controls performed by management relating to the impairment of operating real estate assets, which included controls over management's development and review of the significant inputs and assumptions used in the estimates described above.

- We obtained the Company's quantitative impairment analysis for a selection of operating properties, assessed the methodologies used by management and evaluated the significant assumptions described above. The key inputs used in the assessment were substantiated through property operating budgets and other relevant underlying data. We compared the significant assumptions used to estimate future cash flows to current industry forecasts, economic trends and past performance, and tested the arithmetic accuracy of management's calculations.

- We involved firm specialists in assessing the reasonableness of the valuation models for a selection of operating properties and performed sensitivity analyses on certain of the significant inputs and assumptions described above.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2010.

New York, New York

March 14, 2025

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Data)

	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 312,123	$ 85,037
Restricted cash	40,246	7,906
Operating real estate, net	694,313	821,270
Investments in unconsolidated ventures ($740 and $142 held at fair value as of December 31, 2024 and December 31, 2023, respectively)	740	122,949
Assets held for sale	75,454	11,611
Receivables, net	1,508	1,558
Intangible assets, net	—	1,916
Other assets	5,521	7,172
Total assets[1]	$ 1,129,905	$ 1,059,419
Liabilities		
Mortgage notes payable, net	$ 856,422	$ 898,154
Due to related party	—	121
Accounts payable and accrued expenses	42,694	27,502
Other liabilities	1,760	1,962
Total liabilities[1]	900,876	927,739
Commitments and contingencies (Note 12)		
Equity		
NorthStar Healthcare Income, Inc. Stockholders' Equity		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Common stock, $0.01 par value, 400,000,000 shares authorized, 185,712,103 shares issued and outstanding as of December 31, 2024 and December 31, 2023	1,857	1,857
Additional paid-in capital	1,716,997	1,716,757
Retained earnings (accumulated deficit)	(1,487,732)	(1,585,725)
Total NorthStar Healthcare Income, Inc. stockholders' equity	231,122	132,889
Non-controlling interests	(2,093)	(1,209)
Total equity	229,029	131,680
Total liabilities and equity	$ 1,129,905	$ 1,059,419

_____

(1)   Includes $74.7 million and $166.9 million of assets and liabilities, respectively, of certain VIEs that are consolidated by the Operating Partnership as of December 31, 2024. Refer to Note 2, "Summary of Significant Accounting Policies."

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Property and other revenues			
Resident fee income	$ 49,846	$ 47,591	$ 44,274
Rental income	150,095	153,544	139,841
Other revenue	6,720	3,843	1,021
Total property and other revenues	206,661	204,978	185,136
Expenses			
Property operating expenses	137,759	140,612	137,578
Interest expense	50,819	50,028	43,278
Transaction costs	731	683	1,569
Asset management fees - related party	—	—	8,058
General and administrative expenses	12,434	13,817	13,938
Depreciation and amortization	35,993	38,511	38,587
Impairment loss	3,710	49,423	45,299
Total expenses	241,446	293,074	288,307
Other income (expense)			
Other income (expense), net	85	194	77
Gain (loss) on investments and other	129,845	(64,001)	1,029
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax expense	95,145	(151,903)	(102,065)
Equity in earnings (losses) of unconsolidated ventures	2,537	(8,272)	47,625
Income tax expense	(82)	(74)	(61)
Net income (loss)	97,600	(160,249)	(54,501)
Net (income) loss attributable to non-controlling interests	393	3,364	401
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$ 97,993	$ (156,885)	$ (54,100)
Net income (loss) per share of common stock, basic/diluted[1]	$ 0.53	$ (0.83)	$ (0.28)
Weighted average number of shares of common stock outstanding, basic/diluted[1]	185,712,103	189,941,744	194,343,635
Distributions declared per share of common stock	$ —	$ —	$ 0.50

_____
(1) The Company had 300,333, 203,742 and 116,712 restricted stock units issued and outstanding as of December 31, 2024, 2023 and 2022, respectively. The impact of the restricted stock units on the diluted earnings per share calculation is de minimis for the year ended December 31, 2024. The restricted stock units have been excluded from the diluted earnings per share calculation as their impact is anti-dilutive due to the net loss generated during the years ended December 31, 2023 and 2022.

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 97,600	$ (160,249)	$ (54,501)
Other comprehensive income (loss)			
Foreign currency translation adjustments related to investment in unconsolidated venture	—	3,679	(3,193)
Comprehensive income (loss)	97,600	(156,570)	(57,694)
Comprehensive (income) loss attributable to non-controlling interests	393	3,364	401
Comprehensive income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$ 97,993	$ (153,206)	$ (57,293)

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars and Shares in Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Company's Stockholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2021	193,121	$ 1,930	$ 1,720,719	$ (1,277,688)	$ (486)	$ 444,475	$ 2,343	$ 446,818
Share-based payment of advisor asset management fees	2,301	24	8,842	—	—	8,866	—	8,866
Amortization of equity-based compensation	—	—	28	—	—	28	—	28
Non-controlling interests - contributions	—	—	—	—	—	—	330	330
Non-controlling interests - distributions	—	—	—	—	—	—	(224)	(224)
Distributions declared	—	—	—	(97,052)	—	(97,052)	—	(97,052)
Other comprehensive income (loss)	—	—	—	—	(3,193)	(3,193)	—	(3,193)
Net income (loss)	—	—	—	(54,100)	—	(54,100)	(401)	(54,501)
Balance as of December 31, 2022	195,422	$ 1,954	$ 1,729,589	$ (1,428,840)	$ (3,679)	$ 299,024	$ 2,048	$ 301,072
Amortization of equity-based compensation	—	—	470	—	—	470	—	470
Non-controlling interests - contributions	—	—	—	—	—	—	322	322
Non-controlling interests - distributions	—	—	—	—	—	—	(215)	(215)
Retirement of common stock	(9,710)	(97)	(13,302)	—	—	(13,399)	—	(13,399)
Other comprehensive income (loss)	—	—	—	—	404	404	—	404
Reclassification of accumulated other comprehensive loss[1]	—	—	—	—	3,275	3,275	—	3,275
Net income (loss)	—	—	—	(156,885)	—	(156,885)	(3,364)	(160,249)
Balance as of December 31, 2023	185,712	$ 1,857	$ 1,716,757	$ (1,585,725)	$ —	$ 132,889	$ (1,209)	$ 131,680
Amortization of equity-based compensation	—	—	240	—	—	240	—	240
Non-controlling interests - contributions	—	—	—	—	—	—	84	84
Non-controlling interests - distributions	—	—	—	—	—	—	(575)	(575)
Net income (loss)	—	—	—	97,993	—	97,993	(393)	97,600
Balance as of December 31, 2024	185,712	$ 1,857	$ 1,716,997	$ (1,487,732)	$ —	$ 231,122	$ (2,093)	$ 229,029

(1) The Company reclassified the accumulated other comprehensive loss related to foreign currency adjustments for an unconsolidated venture ownership interest that was sold during the three months ended June 30, 2023. The accumulated balance was reclassified to gain (loss) on investments and other on the consolidated statements of operations.

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ 97,600	$ (160,249)	$ (54,501)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in (earnings) losses of unconsolidated ventures	(2,537)	8,272	(47,625)
Depreciation and amortization	35,993	38,511	38,587
Impairment loss	3,710	49,423	45,299
Amortization of below market debt	3,406	3,326	3,247
Amortization of deferred financing costs	521	1,120	637
Amortization of equity-based compensation	240	226	207
(Gain) loss on investments and other	(129,845)	64,001	(1,029)
Change in allowance for uncollectible accounts	561	433	519
Issuance of common stock as payment for asset management fees	—	—	8,058
Distributions from unconsolidated ventures	—	10,640	22,291
Changes in assets and liabilities:			
Receivables	(511)	626	332
Other assets	641	(3,140)	3,644
Due to related party	(121)	(348)	(5,928)
Accounts payable and accrued expenses	14,496	6,629	(5,222)
Other liabilities	(161)	(408)	(692)
Net cash provided by (used in) operating activities	23,993	19,062	7,824
Cash flows from investing activities:			
Capital expenditures for operating real estate	(15,981)	(38,422)	(29,304)
Proceeds from sale of real estate	43,165	136	—
Properties placed into a receivership	—	(994)	—
Proceeds from sale of ownership interest in unconsolidated ventures	253,936	—	—
Insurance proceeds	329	—	—
Distributions from unconsolidated ventures	—	16,873	44,842
Proceeds from sale of other assets	221	523	—
Net cash provided by (used in) investing activities	281,670	(21,884)	15,538
Cash flows from financing activities:			
Repayments of mortgage notes	(45,390)	(18,492)	(21,212)
Payment of deferred financing costs	(269)	(48)	(36)
Payments on financing and other obligations	(87)	(147)	(480)
Acquisition and retirement of common stock	—	(1,315)	—
Distributions paid on common stock	—	—	(97,018)
Contributions from non-controlling interests	84	322	330
Distributions to non-controlling interests	(575)	(215)	(224)
Net cash provided by (used in) financing activities	(46,237)	(19,895)	(118,640)
Net increase (decrease) in cash, cash equivalents and restricted cash	259,426	(22,717)	(95,278)
Cash, cash equivalents and restricted cash-beginning of period	92,943	115,660	210,938
Cash, cash equivalents and restricted cash-end of period	$ 352,369	$ 92,943	$ 115,660

	Year Ended December 31,		
	2024	2023	2022
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 34,660	$ 38,269	$ 38,836
Cash paid for income taxes	95	86	53
Supplemental disclosure of non-cash investing and financing activities:			
Accrued capital expenditures	$ 695	$ 824	$ 1,227
Reclassification of assets held for sale	75,904	11,966	—
Exchange of ownership interests in unconsolidated ventures for common stock	—	13,399	—
Assets acquired under finance lease obligations	176	25	—
Derecognition of operating real estate placed into a receivership	—	58,953	—

Refer to accompanying notes to consolidated financial statements.

1. Business and Organization

NorthStar Healthcare Income, Inc., together with its consolidated subsidiaries (the "Company"), owns a diversified portfolio of seniors housing properties, including independent living facilities ("ILFs"), assisted living facilities ("ALFs") and memory care facilities ("MCFs") located throughout the United States.

The Company was formed in October 2010 as a Maryland corporation and commenced operations in February 2013. The Company elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ended December 31, 2013. The Company has conducted its operations, and intends to do so in the future, so as to continue to qualify as a REIT for U.S. federal income tax purposes.

Substantially all of the Company's business is conducted through NorthStar Healthcare Income Operating Partnership, LP (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership. The limited partners of the Operating Partnership are NorthStar Healthcare Income Advisor, LLC and NorthStar Healthcare Income OP Holdings, LLC (the "Special Unit Holder"), which became indirect subsidiaries of the Company on June 9, 2023. NorthStar Healthcare Income Advisor, LLC invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the "Special Units"), which were collectively recorded as non-controlling interests on the accompanying consolidated balance sheets prior to June 9, 2023. As the Company issued shares, it contributed substantially all of the proceeds from its continuous, public offerings to the Operating Partnership as a capital contribution. As of December 31, 2024, the Company's limited partnership interest in the Operating Partnership, directly or indirectly, was 100%.

The Company's charter authorizes the issuance of up to 400.0 million shares of common stock with a par value of $0.01 per share and up to 50.0 million shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company (the "Board") is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

The Company raised $2.0 billion in total gross proceeds from the sale of shares of common stock in its continuous, public offerings (the "Offering"), including $232.6 million pursuant to its distribution reinvestment plan (the "DRP").

The Internalization

From inception through October 21, 2022, the Company was externally managed by CNI NSHC Advisors, LLC or its predecessor (the "Former Advisor"), an affiliate of NRF Holdco, LLC (the "Former Sponsor"). The Former Advisor was responsible for managing the Company's operations, subject to the supervision of the Board, pursuant to an advisory agreement. On October 21, 2022, the Company completed the internalization of the Company's management function (the "Internalization"). In connection with the Internalization, the Company agreed with the Former Advisor to terminate the advisory agreement and arranged for the Former Advisor to continue to provide certain services for a transition period.

Merger Agreement

On January 29, 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Compound Holdco LLC, a Delaware limited liability company (the "Parent"), Compound Merger Sub LLC, a Delaware limited liability company and a subsidiary of Parent (the "Merger Sub"), and, solely for purposes of Section 10.14 thereof, Welltower OP LLC, a Delaware limited liability company and a subsidiary of Welltower Inc. (the "Guarantor"). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (the "Merger"). The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Board.

Upon consummation of the Merger, the Company's stockholders will receive $3.03 in cash for each share of the Company's common stock, without interest and subject to any applicable withholding tax obligations.

The completion of the Merger is subject to certain customary closing conditions, including, among others, (1) approval of the Merger by the Company's stockholders; (2) material compliance with covenants; (3) accuracy of each party's representations, subject to materiality thresholds; (4) absence of injunctions or orders that prohibit or restrain the consummation of the Merger; (5) the receipt by the Company and Merger Sub of a written legal opinion addressing the Company's qualification as a REIT; (6) the absence of a material adverse effect on the Company prior to the closing; and (7) the Company's completion of the distribution of the interests in the limited partners of the Company's operating partnership to the Company.

The Company has made customary representations and warranties and has agreed to certain customary covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course and maintain its REIT status.

The Company's stockholders will be asked to vote to approve the Merger at a special meeting of stockholders that will be held on a date yet to be announced. Approval of the Merger requires the affirmative vote of the holders of at least a majority of the shares of the Company's outstanding common stock entitled to vote on the Merger as of the record date for the special meeting.

The Merger is expected to close in the second quarter of 2025, although there can be no assurances as to when or if the closing will occur.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Reclassifications

Prior period amounts have been reclassified on the consolidated balance sheets and consolidated statement of cash flows from escrow deposit payable to other liabilities to conform to the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary or if the Company has the power to control an entity through majority voting interest or other arrangements. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, has both the: (i) power to direct the activities that most significantly impact the VIE's economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

As of December 31, 2024, the Company has identified certain consolidated and unconsolidated VIEs. Assets of each of the VIEs may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

Consolidated VIEs

The most significant VIEs of the Company are certain entities that are consolidated by the Operating Partnership. These entities are VIEs because of non-controlling interests owned by third parties, which do not have substantive kick-out or participating rights. Included in operating real estate, net, assets held for sale and mortgage notes payable, net on the Company's consolidated balance sheet as of December 31, 2024 is $63.3 million, $5.7 million and $143.5 million, respectively, related to such consolidated VIEs.

Unconsolidated VIEs

As of December 31, 2024, the Company identified unconsolidated VIEs related to its investments in unconsolidated ventures with a carrying value totaling $0.7 million. The Company's maximum exposure to loss as of December 31, 2024 would not exceed the carrying value of its investment in the VIEs. The Company determined that it is not the primary beneficiary of these VIEs and, accordingly, they are not consolidated in the Company's financial statements as of December 31, 2024. The Company did not provide financial support to its unconsolidated VIEs during the year ended December 31, 2024. As of December 31, 2024, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to its unconsolidated VIEs.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or through a simple majority vote.

The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

The Company will account for an investment under the equity method of accounting if it has the ability to exercise significant influence over the operating and financial policies of an entity, but does not have a controlling financial interest. Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity's net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model, in which the investment is recognized based on the cost to the investor, which includes acquisition fees. The Company records as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

The Company may elect the fair value option of accounting for an investment that would otherwise be accounted for under the equity method. The fair value option election allows an entity to make an irrevocable election of fair value for certain financial assets and liabilities on an instrument-by-instrument basis at the initial or subsequent measurement. The decision to elect the fair value option must be applied to an entire instrument and is irrevocable once elected. Under the fair value option, the Company records its share of the changes to fair value of the investment through gain (loss) on investments and other in the consolidated statements of operations. On June 30, 2023, the Company elected the fair value option method to account for its investment in the Espresso joint venture, which has now liquidated its remaining real estate assets. The Company's assessment of fair value for its unconsolidated investment in the Espresso joint venture considers the joint venture's available cash, less wind down costs and other expenses. During the year ended December 31, 2024, the Company recorded a change to the fair value of its investment in the Espresso joint venture totaling $0.6 million as a result of lower than anticipated wind down costs, which increased the fair value of its investment to $0.7 million as of December 31, 2024. Refer to Note 4 "Investment in Unconsolidated Ventures" and Note 10 "Fair Value" for further discussion.

Non-controlling Interests

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and comprehensive income (loss) attributable to controlling and non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in the relevant governing documents.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions. Any estimates of the effects of inflation, interest rates, risk of recession and other economic conditions as reflected and/or discussed in these financial statements are based upon the Company's best estimates using information known to the Company as of the date of this Annual Report. Such estimates may change and the impact of which could be material.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash and cash equivalents with major financial institutions and interest yielding money market funds invested in short-term U.S. government securities. Interest income from these investments are classified as other revenue on the consolidated statements of operations. To date, the Company has not experienced any losses on cash and cash equivalents.

Restricted cash consists of amounts related to operating real estate (escrows for taxes, capital expenditures and security deposits received from residents) and other escrows required by lenders of the Company's borrowings. In November 2024, the Company extended the maturity date of the borrowings collateralized by the properties of Winterfell portfolio, which required the Company to advance $35 million to be held in escrow and applied to repay the mortgage loans on the original maturity date or any earlier prepayment.

The following table provides a reconciliation of cash, cash equivalents and restricted cash as reported on the consolidated balance sheets to the total of such amounts as reported on the consolidated statements of cash flows (dollars in thousands):

	December 31,			
	2024		**2023**	
Cash and cash equivalents	$	312,123	$	85,037
Restricted cash		40,246		7,906
Total cash, cash equivalents and restricted cash	$	352,369	$	92,943

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. Ordinary repairs and maintenance are expensed as incurred. Operating real estate is depreciated using the straight-line method over the estimated useful life of the assets, summarized as follows:

Category:	Term:
Building	40 years
Building improvements	Lesser of the useful life or remaining life of the building
Land improvements	10 to 15 years
Tenant improvements	Lesser of the useful life or remaining term of the lease
Furniture, fixtures and equipment	5 to 9 years

Construction costs incurred in connection with the Company's investments are capitalized and included in operating real estate, net on the consolidated balance sheets. Construction in progress is not depreciated until the asset is available for its intended use.

Lessee Accounting

A leasing arrangement, a right to control the use of an identified asset for a period of time in exchange for consideration, is classified by the lessee either as a finance lease, which represents a financed purchase of the leased asset, or as an operating lease. For leases with terms greater than 12 months, a lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend would be exercised or the option to terminate would not be exercised. As the implicit rate in most leases are not readily determinable, the Company's incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to the Company's recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates.

Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases.

Right of Use ("ROU") - Finance Assets

The Company has entered into finance leases for equipment which are included in operating real estate, net on the Company's consolidated balance sheets. As of December 31, 2024, furniture, fixtures and equipment under finance leases totaled $0.3 million. The leased equipment is amortized on a straight-line basis. Payments for finance leases totaled $0.1 million for the years ended December 31, 2024 and 2023.

The following table presents the future minimum lease payments under finance leases and the present value of the minimum lease payments, which are included in other liabilities on the Company's consolidated balance sheets (dollars in thousands):

Years Ending December 31:		
2025	$	75
2026		70
2027		55
2028		42
2029		29
Thereafter		7
Total minimum lease payments	$	278
Less: Amount representing interest		(51)
Present value of minimum lease payments	$	227

The weighted average interest rate related to the finance lease obligations is 8.6% with a weighted average lease term of 4.2 years.

As of December 31, 2024, there were no leases that had yet to commence which would create significant rights and obligations to the Company as lessee.

Assets Held For Sale

The Company classifies certain long-lived assets as held for sale once the criteria, as defined by U.S. GAAP, have been met and are expected to sell within one year. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell, with any write-down recorded to impairment loss on the consolidated statements of operations. Depreciation and amortization is not recorded for assets classified as held for sale.

As of December 31, 2024, the Company had five properties classified as held for sale on its consolidated balance sheets. In November 2024, the Company entered into an agreement to sell the four net lease properties in the Arbors portfolio for $81.0 million. The sale was completed in January 2025. In December 2024, the Company entered into an agreement to sell a property within the Rochester portfolio for $7.0 million. The sale was completed in January 2025. As of December 31, 2023, the Company had one property within the Rochester portfolio classified as held for sale, which was sold in February 2024.

Intangible Assets and Deferred Costs

Deferred Costs

Deferred costs consist of deferred financing costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are recorded against the carrying value of such financing and are amortized to interest expense over the term of the financing using the effective interest method. Unamortized deferred financing costs are expensed to gain (loss) on investments and other, when the associated borrowing is repaid before maturity. Costs incurred in seeking financing transactions which do not close are expensed in the period in which it is determined that the financing will not occur.

Identified Intangibles

The Company records acquired identified intangibles, such as the value of in-place leases and other intangibles, based on estimated fair value at the acquisition date. The value allocated to the identified intangibles is amortized over the remaining lease term. In-place leases are amortized into depreciation and amortization expense.

Impairment analysis for identified intangible assets is performed in connection with the impairment assessment of the related operating real estate. An impairment establishes a new basis for the identified intangible asset and any impairment loss recognized is not subject to subsequent reversal. Refer to "—Impairment on Operating Real Estate and Investments in Unconsolidated Ventures" for additional information.

As of December 31, 2023, intangible assets, net represented the remaining unamortized in-place lease values for the Company's four net lease properties in the Arbor portfolio. In November 2024, the Company entered into an agreement to sell the Arbors portfolio and classified the assets of the properties, including the intangible assets, as held for sale. The following table presents intangible assets, net (dollars in thousands):

	December 31,		
	2024		**2023**
In-place lease value	$ 115,097	$	120,149
Less: Accumulated amortization	(115,097)		(118,233)
Intangible assets, net	$ —	$	1,916

During the years ended December 31, 2024, 2023 and 2022, the Company recorded $0.3 million of amortization expense for in-place leases.

Derivative Instruments

The Company uses derivative instruments to manage its interest rate risk. The Company's derivative instruments are recorded at fair value. The accounting for changes in fair value of derivatives depends upon whether or not the Company has elected to designate the derivative in a hedging relationship and the derivative qualifies for hedge accounting. Under hedge accounting, changes in fair value for derivatives are recorded through other comprehensive income. When hedge accounting is not elected, changes in fair value for derivatives are recorded through the income statement.

The Company has interest rate caps that have not been designated for hedge accounting. As of December 31, 2024, the Company has one interest rate cap agreement in place. The fair value of the Company's interest rate caps totaled $0.2 million and $0.4 million as of December 31, 2024 and 2023, respectively, and is presented in other assets on the consolidated balance sheets. Changes in fair value of derivatives have been recorded in gain (loss) on investments and other in the consolidated statements of operations. The Company recognized losses related to changes in fair value totaling $0.5 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2022, the Company recognized gains totaling $0.5 million.

Revenue Recognition

Operating Real Estate

Rental income from operating real estate is derived from leasing of space to operators and residents, including rent received from the Company's net lease properties and rent, ancillary service fees and other related revenue earned from ILF residents. Rental income recognition commences when the operator takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for rentals and expense reimbursements to be paid in monthly installments. Rental income from leases, which includes community and move-in fees, is recognized over the term of the respective leases. ILF resident agreements are generally short-term in nature and may allow for termination with 30 days' notice.

The Company also generates revenue from operating healthcare properties. Revenue related to operating healthcare properties includes resident room and care charges, ancillary fees and other resident service charges. Rent is charged and revenue is recognized when such services are provided, generally defined per the resident agreement as of the date upon which a resident occupies a room or uses the services. Resident agreements are generally short-term in nature and may allow for termination with 30 days' notice. Revenue derived from our ALFs and MCFs is recorded in resident fee income in the consolidated statements of operations.

Revenue from operators and residents is recognized at lease commencement only to the extent collection is expected to be probable. This assessment is based on several qualitative and quantitative factors, including and as appropriate, the payment history, ability to satisfy its lease obligations, the value of the underlying collateral or deposit, if any, and current economic conditions. If collection is assessed to not be probable, thereafter lease income recognized is limited to amounts collected, with the reversal of any revenue recognized to date in excess of amounts received. If collection is subsequently reassessed to be probable, revenue is adjusted to reflect the amount that would have been recognized had collection always been assessed as probable.

Beginning in February 2021, the operator of the Company's four net lease properties failed to remit contractual monthly rent obligations and the Company deemed it not probable that these obligations would be satisfied in the foreseeable future. On March 27, 2023, the Company entered into a lease forbearance and modification agreement (the "Forbearance Agreement") with the existing operator, pursuant to which, among other things, the Company was entitled to receive all cash flow in excess of permitted expenses, and required to fund any operating deficits, through 2025, subject to the terms and conditions thereof. The Company received and recorded rental income related to its net lease properties of $2.8 million, $1.7 million and $1.6 million during the years ended December 31, 2024, 2023 and 2022, respectively.

For the years ended December 31, 2024, 2023 and 2022, total property and other revenue includes variable lease revenue of $14.1 million, $14.1 million and $11.2 million, respectively. Variable lease revenue includes ancillary services provided to residents, as well as non-recurring services and fees at the Company's operating facilities.

Impairment on Operating Real Estate and Investments in Unconsolidated Ventures

Operating Real Estate and Assets Held for Sale

The Company's real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property's value may be impaired if the Company's estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate and healthcare sector conditions, together with asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded as impairment loss in the consolidated statements of operations.

Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal cost, with any write-down to disposal cost recorded as an impairment loss. For any increase in fair value less disposal cost subsequent to classification as held for sale, the impairment may be reversed, but only up to the amount of cumulative loss previously recognized.

The Company considered the potential impact of the lasting effects of inflation, elevated interest rates, risk of recession and other economic conditions on the future net operating income of its real estate held for investment as an indicator of impairment. Fair values were estimated based upon the income capitalization approach, using net operating income for each property and applying indicative capitalization rates.

During the year ended December 31, 2024, the Company recorded impairment losses on its operating real estate totaling $3.7 million, including $3.0 million for the Company's Oak Cottage property as a result of lower operating margins and projected future cash flows, $0.4 million for property damage sustained by facilities within the Winterfell and Aqua portfolios and $0.3 million to reflect the market value of land parcels within the Rochester portfolio.

During the year ended December 31, 2023, the Company recorded impairment losses on its operating real estate totaling $44.7 million, which includes impairment losses of $38.6 million for five facilities within the Rochester Sub-Portfolio (as defined in Note 5, "Borrowings"), $5.6 million for a facility within its Arbors portfolio as a result of lower estimated future cash flows and estimated market value, $0.4 million to reflect net realizable value for a facility within the Rochester portfolio designated as held for sale and $0.1 million for a land parcel within the Rochester portfolio as a result of lower estimated market value.

Investments in Unconsolidated Ventures

The Company reviews its investments in unconsolidated ventures on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value may be impaired or that its carrying value may not be recoverable. An investment is considered impaired if the projected net recoverable amount over the expected holding period is less than the carrying value. In conducting this review, the Company considers global macroeconomic factors, including real estate sector conditions, together with investment specific and other factors. To the extent an impairment has occurred on the Company's investment in unconsolidated ventures, and is considered to be other than temporary, the loss is measured as the excess of the carrying value of the investment over the estimated fair value and recorded in impairment loss in the consolidated statements of operations.

During the year ended December 31, 2024, the Company did not record impairment on its investments in unconsolidated ventures.

During the year ended December 31, 2023, the Company impaired its investment in the Espresso joint venture by $4.7 million, which reduced the carrying value of its investment to $3.1 million as of June 30, 2023. The Company's assessment for the fair value of its investment took into consideration the joint venture's remaining assets and estimated future cash distributions, less transaction and wind down costs. Upon impairing its investment, the Company elected the fair value option method to account for its investment in the Espresso joint venture on June 30, 2023.

Credit Losses on Receivables

The current expected credit loss model, in estimating expected credit losses over the life of a financial instrument at the time of origination or acquisition, considers historical loss experiences, current conditions and the effects of reasonable and supportable expectations of changes in future macroeconomic conditions. The Company assesses the estimate of expected credit losses on a quarterly basis or more frequently as necessary. The Company considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company measures expected credit losses of receivables on a collective basis when similar risk characteristics exist. If the Company determines that a particular receivable does not share risk characteristics with its other receivables, the Company evaluates the receivable for expected credit losses on an individual basis.

When developing an estimate of expected credit losses on receivables, the Company considers available information relevant to assessing the collectability of cash flows. This information may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The Company considers relevant qualitative and quantitative factors that relate to the environment in which the Company operates and are specific to the borrower.

Further, the fair value of the collateral, less estimated costs to sell, may be used when determining the allowance for credit losses for a receivable for which the repayment is expected to be provided substantially through the sale of the collateral when the borrower is experiencing financial difficulty.

As of December 31, 2024, the Company has not recorded an allowance for credit losses on its receivables.

Acquisition Fees and Expenses

The Company expensed certain acquisition costs and fees associated with transactions deemed to be business combinations and capitalized these costs for transactions deemed to be acquisitions of an asset, including an equity investment.

Equity-Based Compensation

The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the awards' vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expenses in the consolidated statements of operations.

Income Taxes

The Company elected to be taxed as a REIT and to comply with the related provisions of the Code beginning in its taxable year ended December 31, 2013. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, gross income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute dividends equal to at least 90.0% of its REIT taxable income (with certain adjustments) to its stockholders and meet certain other requirements. The Company believes that all of the criteria to maintain the Company's REIT qualification have been met for the applicable periods.

For the taxable year ended December 31, 2024, the Company anticipates that its REIT taxable income, if any, will be offset by its net operating loss carry-forward and as such, the Company will not be subject to the distribution requirements. The Company's most recently filed tax return is for the year ended December 31, 2023 and includes a net operating loss carry-forward of $349.2 million.

If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company's accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable. The Company has assessed its tax positions for all open tax years, which include 2020 to 2024, and concluded there were no material uncertainties to be recognized. The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income.

The Company made a joint election to treat certain subsidiaries as taxable REIT subsidiaries ("TRS") which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform services for managers/operators/ residents of the Company, hold assets that the Company cannot hold directly and may engage in any real estate or non-real estate related business.

Certain subsidiaries of the Company are subject to taxation by federal and state authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are provided on the portion of earnings (losses) recognized by the Company with respect to its interest in the TRS.

A reconciliation of income taxes, which is computed by applying the federal corporate tax rate for the years ended December 31, 2024, 2023 and 2022, to the taxable income is as follows (in thousands):

	For the Year Ended December 31,		
	2024	2023	2022
Tax (benefit) at statutory rate for taxable entities (21%)	$ (267)	$ (1,098)	$ (2,112)
State income tax (benefit), net of federal benefits	(40)	(48)	(91)
Change in valuation allowance	850	1,216	2,145
Other differences	(461)	4	119
Income tax expense (benefit)	**$ 82**	**$ 74**	**$ 61**

Deferred income tax assets and liabilities are calculated based on temporary differences between the Company's U.S. GAAP consolidated financial statements and the federal and state income tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in provision for income tax expense in the consolidated statements of operations. The Company has a deferred tax asset and continues to have a full valuation allowance recognized, as there are no changes in the facts and circumstances to indicate that the Company should release the valuation allowance.

The components of the Company's deferred tax assets as of December 31, 2024 and 2023 are as follows (in thousands):

	December 31,			
	2024		**2023**	
Fixed assets and other	$	833	$	656
Net operating losses		16,500		15,827
Total deferred tax assets	$	17,333	$	16,483
Valuation allowance		(17,333)		(16,483)
Net deferred income tax assets	**$**	**—**	**$**	**—**

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) ("OCI"). The only component of OCI for the Company was foreign currency translation adjustments related to its investment in an unconsolidated venture.

Foreign Currency

Prior to the sale of the Company's investment in an unconsolidated venture in 2023, the Company had exposure to foreign currency through the investment, the effects of which were recorded as a component of accumulated OCI in the consolidated statements of equity and in equity in earnings (losses) in the consolidated statements of operations. Upon the sale, the accumulated foreign currency losses were reclassified to gain (loss) on investments and other on the consolidated statements of operations and the Company is no longer exposed to foreign currency.

Recent Accounting Pronouncements

Accounting Standards Adopted in 2024

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires disclosure of incremental segment information on an annual and interim basis, primarily through enhanced disclosures of significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and requires retrospective application to all periods presented upon adoption. Early adoption is permitted. The Company adopted ASU No. 2023-07 as of December 31, 2024 and the changes to the required disclosure are reflected in Note 11, "Segment Reporting."

Future Application of Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt ASU No. 2023-09 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and does not anticipate the application of the accounting standards will have a material impact on the Company's financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the impact of adopting this new standard on the Company's financial statements.

3. Operating Real Estate

The following table presents operating real estate, net (dollars in thousands):

	December 31, 2024	December 31, 2023
Land	$ 94,528	$ 115,758
Land improvements	8,543	12,705
Buildings and improvements	759,876	861,452
Tenant improvements	—	372
Construction in progress	145	5,493
Furniture, fixtures and equipment	93,030	93,373
Subtotal	$ 956,122	$ 1,089,153
Less: Accumulated depreciation	(261,809)	(267,883)
Operating real estate, net	$ 694,313	$ 821,270

For the years ended December 31, 2024, 2023 and 2022, depreciation expense was $35.7 million, $38.2 million and $38.3 million, respectively.

Within the table above, operating real estate has been reduced by accumulated impairment losses of $130.6 million and $162.9 million as of December 31, 2024 and December 31, 2023, respectively. Impairment losses, as presented on the consolidated statements of operations, for the Company's operating real estate and properties held for sale totaled $3.7 million, $44.7 million and $31.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. Refer to Note 2, "Summary of Significant Accounting Policies" for further discussion.

The following table presents the managers of the Company's operating real estate (dollars in thousands):

	As of December 31, 2024		Year Ended December 31, 2024	
Manager	Properties Under Management	Units Under Management	Resident Fee and Rental Revenues	% of Total Property and Other Revenues
Solstice Senior Living	32	3,969	$ 140,566	70.3 %
Watermark Retirement Communities[1]	4	418	21,815	10.9 %
Arete Living	5	453	23,300	11.7 %
Integral Senior Living	1	40	4,627	2.3 %
Subtotal	42	4,880	190,308	95.2 %
Properties sold and held for sale in 2024[2]	7	916	9,633	4.8 %
Total			$ 199,941	100.0 %

_____
(1)   Excludes properties sold or held for sale as of December 31, 2024 and the Rochester Sub-Portfolio, which was placed into a receivership in October 2023.
(2)   The Company sold two properties and classified one property held for sale that were managed by Watermark Retirement Communities during the year ended December 31, 2024. The four net lease properties operated by Arcadia Management were classified as held for sale as of December 31, 2024.

Rochester Sub-Portfolio

As a result of the mortgage loan payment defaults in July 2023, on October 30, 2023, the Rochester Sub-Portfolio (as defined in Note 5, "Borrowings") was placed into a receivership. The receiver now has effective control of the properties until ownership of the properties transfers to the lender or its designee.

As a result of the Company's loss of control, the Company discontinued recognizing revenues and expenses related to the Rochester Sub-Portfolio as of October 30, 2023 and derecognized the properties and related assets from the Company's financial statements, which resulted in a $59.0 million loss recognized in accordance with ASC 610-20, "Gains and Losses from the Derecognition of Nonfinancial Assets" during the year ended December 31, 2023.

Arbors Portfolio

Beginning in February 2021, Arcadia Management, the operator of the Company's four net lease properties in the Arbors portfolio, failed to remit contractual monthly rent obligations. The Company deemed it not probable that these obligations would be satisfied in the foreseeable future and began recognizing rental income as received on a cash basis. During the year ended December 31, 2024, the Company received and recorded rental income of $2.8 million related to its net lease properties.

In November 2024, the Company entered into an agreement to sell the four net lease properties in the Arbors portfolio for $81.0 million and has classified the properties as held for sale on its consolidated balance sheets. The sale was completed in January 2025.

4. Investments in Unconsolidated Ventures

The Company's investments in unconsolidated ventures are accounted for under the equity method or fair value option. The following tables presents the Company's investments in unconsolidated ventures (dollars in thousands):

			Carrying Value	
Portfolio	Acquisition Date	Ownership	December 31, 2024	December 31, 2023
Trilogy	Dec-2015	24.0 %	$ —	$ 122,339
Solstice	Jul-2017	20.0 %	—	468
Espresso	Jul-2015	36.7 %	740	142
Investments in Unconsolidated Ventures			$ 740	$ 122,949

	Year Ended December 31,					
	2024		2023		2022	
Portfolio	Equity in Earnings (Losses)	Cash Distribution	Equity in Earnings (Losses)	Cash Distribution	Equity in Earnings (Losses)	Cash Distribution
Trilogy[1]	$ 3,005	$ —	$ (1,409)	$ 5,136	$ 11,652	$ 9,134
Solstice	(468)	—	145	—	2	—
Espresso[2]	—	—	9,228	22,377	72,427	54,654
Diversified US/UK & Eclipse	—	—	(16,236)	—	(36,456)	3,345
Total	$ 2,537	$ —	$ (8,272)	$ 27,513	$ 47,625	$ 67,133

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(1) Represents the Company's proportionate share of earnings through the date of sale of the Company's ownership interest on September 20, 2024.
(2) The Company elected the fair value option to account for its interest in Espresso on June 30, 2023, which resulted in no equity in earnings (losses) recorded subsequent to the accounting policy election.

Trilogy

Trilogy REIT Holdings, LLC ("Trilogy") indirectly owns integrated senior health campuses, providing services associated with ILFs, ALFs, MCFs and skilled nursing facilities, located in the Midwest, which are all operating properties managed pursuant to a management agreement with Trilogy Management Services, as well as ancillary services businesses, including a therapy business and a pharmacy business. Affiliates of American Healthcare REIT, Inc. ("AHR") own the controlling interest of Trilogy.

The Company, acting through subsidiaries of its operating partnership, entered into a membership interest purchase agreement (the "Option Agreement") on November 3, 2023 with AHR and its subsidiary granting to AHR the right to purchase all of the Company's ownership interest in Trilogy for a purchase price ranging from $240.5 million to up to $260 million depending upon the purchase price consideration and timing of the closing, subject to and on the conditions set forth in the Option Agreement.

On September 20, 2024, the Company completed the sale of its ownership interest in Trilogy in accordance with the Option Agreement, which resulted in net cash proceeds, after transaction costs, received by the Company totaling $254.0 million.

Based on the carrying value of its investment in Trilogy prior to the transaction, the Company recognized a gain on the sale totaling $128.6 million, which is recorded within gain (loss) on investments and other on the Company's consolidated statements of operations for the year ended December 31, 2024.

Solstice

Solstice Senior Living, LLC ("Solstice"), the manager of the Winterfell portfolio, is a joint venture between affiliates of Integral Senior Living, LLC ("ISL"), a management company of ILFs, ALFs and MCFs founded in 2000, which owns 80.0%, and the Company, which owns 20.0%.

During the year ended December 31, 2024, Solstice recorded a non-cash expense accrual related to performance-based compensation for its executive team. The Company's proportionate share of the expenses accrual reduced the carrying value of its investment in Solstice to zero as of December 31, 2024.

Espresso

During the year ended December 31, 2023, FC Domino Acquisition, LLC ("Espresso") completed the sale of its remaining sub-portfolios. The Company's elected the fair value option method to account for its investment in Espresso on June 30, 2023. The Company's assessment of fair value for its investment in Espresso considers the joint venture's available cash, less wind down costs and other expenses. During the year ended December 31, 2024, the Company recorded a change to the fair value of its investment in the Espresso joint venture totaling $0.6 million as a result of lower than anticipated wind down costs, which increased the fair value of its investment to $0.7 million as of December 31, 2024.

Diversified US/UK & Eclipse

In June 2023, the Company sold its 14% interest in Healthcare GA Holdings, General Partnership, which indirectly owned 48 care homes across the United Kingdom ("Diversified US/UK"), and its 6% interest in Eclipse Health, General Partnership, which indirectly owned 34 seniors housing facilities ("Eclipse"), together with $1.1 million in cash, to its Former Sponsor, who is affiliated with the majority partner of each joint venture, for all of the Company's equity securities held by the Former Sponsor and its affiliates, including 9,709,553 shares of common stock of the Company, 100 common units in the Operating Partnership and 100 special units in the Operating Partnership. Upon completion of the sale, the Company retired all of the shares of common stock acquired.

Summarized Financial Data

The following table presents a summary of the combined balance sheets and combined statements of operations of Espresso and Solstice (dollars in thousands):

| | December 31, 2024 | December 31, 2023 | | Year Ended December 31, | | |
				2024	2023	2022
Assets						
Operating real estate, net	$ —	$ —	Total revenues	$ 7,561	$ 17,766	$ 40,445
All other assets	10,540	10,530	Total property operating expense	$ (8,477)	$ (11,363)	$ (8,576)
Total assets	$ 10,540	$ 10,530	Net income (loss)	$ (3,751)	$ 52,224	$ 197,734
Liabilities and equity						
Total liabilities	$ 11,219	$ 7,457				
Equity	(679)	3,073				
Total liabilities and equity	$ 10,540	$ 10,530				

The following table presents a summary of the combined statements of operations for Diversified US/UK and Eclipse and summary of the statements of operations for Trilogy through the date of each ownership interest sale, as well as a summary of the Trilogy's balance sheet as of December 31, 2023 (dollars in thousands):

	Trilogy			Diversified US/UK & Eclipse	
	Period ended September 20, 2024	Year ended December 31, 2023	Year ended December 31, 2022	Period ended June 9, 2023	Year ended December 31, 2022
Total revenues	$ 1,136,824	$ 1,460,222	$ 1,252,175	$ 115,068	$ 352,098
Total property operating expenses	$ 1,005,693	$ 1,386,209	$ 1,173,579	$ (70,636)	$ (231,484)
Net income (loss)	$ 12,408	$ (6,082)	$ 50,258	$ (198,793)	$ (288,881)

	December 31, 2023
Assets	
Operating real estate, net	$ 1,414,067
All other assets	733,230
Total assets	$ 2,147,297
Liabilities and equity	
Total liabilities	$ 1,691,527
Equity	455,770
Total liabilities and equity	$ 2,147,297

5. Borrowings

The following table presents the Company's mortgage notes payable (dollars in thousands):

	Recourse vs. Non-Recourse[1]	Maturity	Contractual Interest Rate[2]	December 31, 2024		December 31, 2023	
				Principal Amount[3]	Carrying Value[3]	Principal Amount[3]	Carrying Value[3]
Aqua Portfolio							
Frisco, TX	Non-recourse	Feb 2026	SOFR + 2.91%	$ 26,000	$ 25,832	$ 26,000	$ 25,694
Milford, OH	Non-recourse	Sep 2026	SOFR + 2.79%	18,014	17,914	18,173	18,015
Rochester Portfolio							
Rochester, NY	Non-recourse	Repaid	4.25%	—	—	17,470	17,448
Rochester, NY[4]	Non-recourse	Jul 2023	SOFR + 2.45%	99,786	99,786	99,786	99,786
Rochester, NY[5]	Non-recourse	Repaid	SOFR + 2.93%	—	—	10,874	10,853
Arbors Portfolio[6]							
Various locations	Non-recourse	Feb 2025	3.99%	79,293	79,282	81,397	81,209
Winterfell Portfolio[7]							
Various locations	Non-recourse	Jun 2026	4.17%	570,047	568,435	583,471	578,694
Pacific Northwest Portfolio[8]							
Various locations	Non-recourse	Feb 2027	4.66%	65,332	65,173	66,691	66,455
Mortgage notes payable, net				$ 858,472	$ 856,422	$ 903,862	$ 898,154

---

(1) Subject to non-recourse carve-outs.
(2) Floating-rate borrowings total $143.8 million of principal outstanding and reference one-month of the Secured Overnight Financing Rate ("SOFR").
(3) The difference between principal amount and carrying value of mortgage notes payable is attributable to deferred financing costs, net for all borrowings, other than for the Winterfell portfolio, which is attributable to below market debt intangibles.
(4) Composed of seven individual mortgage notes payable secured by the Rochester Sub-Portfolio (as defined below), which are cross-collateralized and in default and were accelerated in July 2023.
(5) Upon the sale of the underlying collateral property, the mortgage note was repaid in full in February 2024.
(6) Composed of four individual mortgage notes payable secured by four ALFs, cross-collateralized and subject to cross-default.

(7) Composed of 32 individual mortgage notes payable secured by 32 ILFs, cross-collateralized and subject to cross-default. In November 2024, the Company modified the 32 individual mortgage notes payable to extend the maturity date from June 1, 2025 (the original maturity date) to June 1, 2026, change the interest rate beginning on the original maturity date from a fixed rate of 4.17% to one-month SOFR plus 2.50% and to advance $35 million to be held in escrow and applied in prepayment on the original maturity date (or earlier prepayment).

(8) Composed of five individual mortgage notes payable secured by five ALFs, cross-collateralized and subject to cross-default.

The following table presents future scheduled principal payments on mortgage notes payable as of December 31, 2024 (dollars in thousands):

Years Ending December 31:		
2025[1]	$	229,451
2026		566,625
2027		62,396
Total	$	858,472

_____

(1) Includes the outstanding principal of the Rochester Sub-Portfolio Loan (as defined below), which is in default and the borrowings collateralized by our Arbors portfolio, which were repaid in January 2025.

Rochester Sub-Portfolio Loan

In July 2023, the Company elected not to use cash reserves to pay July debt service on seven cross-defaulted and cross-collateralized mortgage notes with an aggregate principal amount outstanding of $99.8 million (the "Rochester Sub-Portfolio Loan") secured by five ILFs and two ALFs (the "Rochester Sub-Portfolio") that did not generate sufficient cash flow to pay debt service in full. The Rochester Sub-Portfolio Loan is non-recourse to the Company, subject to limited customary exceptions.

As a result of the payment default, on October 25, 2023, the lender filed a complaint seeking the appointment of a receiver and foreclosure on the underlying properties and to enforce its rights in its collateral under the loan documents and, on October 30, 2023, the Rochester Sub-Portfolio was placed into a receivership to facilitate an orderly transition of the operations, and eventually ownership, of the properties.

Once legal ownership of the Rochester Sub-Portfolio transfers and the obligations under the Rochester Sub-Portfolio Loan are extinguished, the Company expects to recognize a gain related to the debt extinguishment in accordance with ASC 470, "Debt." However, until the extinguishment occurs, default interest expense and any other expenses related to the Rochester Sub-Portfolio Loan will continue to accrue. As of December 31, 2024, $99.8 million of outstanding mortgage debt and $20.2 million of accrued interest expense were included on the Company's consolidated balance sheets related to the Rochester Sub-Portfolio Loan.

Arbors Portfolio

In November 2024, the Company entered into an agreement to sell the four net lease properties in the Arbors portfolio for $81.0 million and classified the properties as held for sale on its consolidated balance sheets as of December 31, 2024. The sale was completed in January 2025 and generated net proceeds of $1.2 million, after the repayment of outstanding borrowings of $79.1 million and transaction costs.

6. Related Party Arrangements

<u>Former Advisor</u>

In connection with the Internalization, on October 21, 2022, the advisory agreement was terminated and, along with the Operating Partnership and the Former Advisor, the Company entered into a Transition Services Agreement (the "TSA") to facilitate an orderly transition of the Company's management of its operations. As of December 31, 2023, the TSA was effectively terminated.

Prior to the Internalization, the Former Advisor was responsible for managing the Company's affairs on a day-to-day basis and for identifying, acquiring, originating and asset managing investments on behalf of the Company. For such services, to the extent permitted by law and regulations, the Former Advisor received fees and reimbursements from the Company.

Investments in Unconsolidated Ventures

Solstice, the manager of the Winterfell portfolio, is a joint venture between affiliates of Integral Senior Living ("ISL"), which owns 80.0%, and the Company, which owns 20.0%. For the year ended December 31, 2024, the Company recognized property management fees and other incentive fees expense of $13.4 million to Solstice related to the Winterfell portfolio.

7. Equity-Based Compensation

The Company adopted a long-term incentive plan, as amended (the "Plan"), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan, which is a component of the Plan. Under the Plan, 2.0 million shares of restricted common stock were eligible to be issued for any equity-based awards granted under the Plan.

Pursuant to the Plan, as of December 31, 2024, the Company's independent directors were granted a total of 159,932 shares of restricted common stock and 300,333 restricted stock units totaling $1.3 million and $1.0 million, respectively, based on the share price on the date of each grant.

The restricted common stock and restricted stock units granted generally vest quarterly over two years in equal installments and will become fully vested on the earlier occurrence of: (i) the termination of the independent director's service as a director due to his or her death or disability; or (ii) a change in control of the Company. The restricted stock units are convertible, on a one-for-one basis, into shares of the Company's common stock upon the earlier occurrence of: (i) the termination of the independent director's service as a director; or (ii) a change in control of the Company.

The Company recognized equity-based compensation expense of $240,000, $226,250 and $206,917 for the years ended December 31, 2024, 2023 and 2022, respectively. Equity-based compensation expense is recorded in general and administrative expenses in the consolidated statements of operations.

Unrecognized expense related to unvested restricted stock units totaled $255,000 and $240,000 as of December 31, 2024 and December 31, 2023, respectively. Unvested restricted stock units totaled 94,201 and 77,741 as of December 31, 2024 and December 31, 2023, respectively.

8. Stockholders' Equity

Common Stock

The Company stopped accepting subscriptions for its Offering on December 17, 2015 and all of the shares initially registered for its Offering were issued on or before January 19, 2016. The Company issued 173.4 million shares of common stock generating gross proceeds of $1.7 billion, excluding proceeds from the DRP.

Distribution Reinvestment Plan

The Company adopted the DRP through which common stockholders were able to elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. Since inception, the Company issued 25.7 million shares of common stock, generating gross offering proceeds of $232.6 million pursuant to the DRP. No selling commissions or dealer manager fees were paid on shares issued pursuant to the DRP. In April 2022, the Board elected to suspend the DRP, effective April 30, 2022.

Distributions

Effective February 1, 2019, the Board determined to stop the declaration and payment of regular recurring distributions in order to preserve capital and liquidity.

On April 20, 2022, the Board declared a special distribution of $0.50 per share for each stockholder of record on May 2, 2022 totaling approximately $97.0 million.

Share Repurchase Program

The Company adopted a share repurchase program that enabled stockholders to sell their shares to the Company in limited circumstances and could be amended, suspended, or terminated at any time. The Company previously funded repurchase requests with cash on hand, borrowings or other available capital. In April 2020, the Board determined to suspend all repurchases under the share repurchase program effective April 30, 2020 in order to preserve capital and liquidity and does not currently anticipate resuming the share repurchase program.

9. Non-controlling Interests

Operating Partnership

Non-controlling interests included the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests was based on the limited partners' ownership percentage of the Operating Partnership. The Company acquired limited partner interests in 2023 as part of the consideration for the sale of certain investments in unconsolidated ventures and, as a result, the Company's limited partnership interest in the Operating Partnership, directly or indirectly, is 100%. Income (loss) allocated to the Operating Partnership non-controlling interests for the period prior to June 9, 2023 was de minimis.

Other

Other non-controlling interests represent third-party equity interests in ventures that are consolidated with the Company's financial statements. Net loss attributable to the other non-controlling interests was $0.4 million, $3.4 million and $0.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

10. Fair Value

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

    a.   Quoted prices for similar assets or liabilities in active markets.

    b.   Quoted prices for identical or similar assets or liabilities in non-active markets.

    c.   Pricing models whose inputs are observable for substantially the full term of the asset or liability.

    d.   Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Derivative Instruments

Derivative instruments consist of interest rate contracts and foreign exchange contracts that are generally traded over-the-counter, and are valued using a third-party service provider. Quotations on over-the-counter derivatives are not adjusted and are generally valued using observable inputs such as contractual cash flows, yield curve, foreign currency rates and credit spreads, and are classified as Level 2 of the fair value hierarchy. Although credit valuation adjustments, such as the risk of default, rely on Level 3 inputs, these inputs are not significant to the overall valuation of its derivatives. As a result, derivative valuations in their entirety are classified as Level 2 of the fair value hierarchy.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 31, 2024 and 2023 by level within the fair value hierarchy (dollars in thousands):

	December 31, 2024			**December 31, 2023**		
	Level 1	**Level 2**	**Level 3**	**Level 1**	**Level 2**	**Level 3**
Financial assets:						
Derivative assets - interest rate caps	$ —	$ 184	$ —	$ —	$ 433	$ —
Investment in Espresso joint venture	—	—	$ 740	—	—	142

Derivative Assets - Interest Rate Caps

The fair value of the Company's interest rate caps are determined using models developed by the respective counterparty that use the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The floating interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

Investment in Espresso Joint Venture

During the year ended December 31, 2023, Espresso completed the sale of its remaining assets. The Company's assessment of fair value for its investment in Espresso takes into consideration its proportionate share of available cash, less wind down costs and other expenses. During the year ended December 31, 2024, the Company recorded a change to the fair value of its investment in Espresso totaling $0.6 million as a result of lower than anticipated wind down costs, which increased the fair value of its investment to $0.7 million as of December 31, 2024.

The following table presents the change in fair value of the Company's investment in Espresso using unobservable Level 3 inputs for the years presented (dollars in thousands):

	Year ended December 31,	
	2024	**2023**
Beginning balance [1]	$ 142	$ 3,075
Cash distributions received	—	(2,933)
Mark-to-market adjustment	598	—
Ending balance	$ 740	$ 142

_____
(1) On June 30, 2023, the Company elected the fair value option method to account for its investment in Espresso and at the time of election, the Company impaired its investment in Espresso by $4.7 million, which reduced the carrying value of its investment to $3.1 million as of June 30, 2023.

Fair Value of Financial Instruments

U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities (dollars in thousands):

	December 31, 2024			December 31, 2023		
	Principal Amount	Carrying Value	Fair Value	Principal Amount	Carrying Value	Fair Value
Financial liabilities:[1]						
Mortgage notes payable, net	$ 858,472	$ 856,422	$ 826,009	$ 903,862	$ 898,154	$ 842,559

(1) The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Mortgage Notes Payable

The Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury and SOFR rates as of the end of the reporting period. These fair value measurements are based on observable inputs and, as such, are classified as Level 2 of the fair value hierarchy.

Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Adjustments to fair value generally result from the application of lower of amortized cost or fair value accounting for assets held for sale or otherwise or write-down of asset values due to impairment.

The following table summarizes the fair value and impairment losses of Level 3 assets which have been measured at fair value on a nonrecurring basis at the time of impairment during the periods presented (dollars in thousands):

	Year Ended December 31,					
	2024		2023		2022	
	Fair Value	Impairment Losses[1]	Fair Value	Impairment Losses[1]	Fair Value	Impairment Losses[1]
Operating real estate, net	$ 12,191	$ 3,000	$ 56,718	$ 44,294	$ 80,931	$ 30,900
Investments in unconsolidated ventures	—	—	3,075	4,728	28,442	13,419
Assets held for sale	680	304	11,611	355	—	—

(1) Excludes impairment losses for property damage sustained by facilities.

Operating Real Estate, Net

Operating real estate that is impaired is carried at fair value at the time of impairment. Impairment was driven by various factors that impacted undiscounted future net cash flows, including declines in operating performance, market growth assumptions and expected margins to be generated by the properties. Fair value of impaired operating real estate was estimated based upon various approaches including discounted cash flow analysis using terminal capitalization rates ranging from 6.25% to 8.50% and discount rates ranging from 7.75% to 10.50%, third party appraisals and offer prices.

Investments in Unconsolidated Ventures

In June 2023, the Company impaired its investment in the Espresso joint venture by $4.7 million, which reduced the carrying value of its investment to $3.1 million as of June 30, 2023. The Company's assessment of fair value at the time of impairment for its investment took into consideration the net proceeds that are estimated to be realized from the sales, under contract, of the remaining real estate owned by the joint venture as well as the Company's proportionate share of available cash, less wind down costs and other expenses. Upon impairing its investment, the Company elected the fair value option method to account for its investment in the Espresso joint venture on June 30, 2023.

Assets Held For Sale

Assets held for sale are carried at the lower of amortized cost or fair value. Assets held for sale that were written down to fair value were generally valued using either broker opinions of value, or a combination of market information, including third-party appraisals and indicative sale prices, adjusted as deemed appropriate by management to account for the inherent risk associated with specific properties. In all cases, the fair value of assets held for sale is reduced for estimated selling costs. The assets that required impairment at the time of reclassification to held for sale included two land parcels within the Rochester portfolio during the year ended December 31, 2024 and one operating real estate property within the Rochester portfolio during the year ended December 31, 2023.

11. Segment Reporting

With the sale of its ownership in Trilogy, the Company has now exited substantially all of its investments in unconsolidated ventures and as a result, as of December 31, 2024, the Company operates its business through two reportable segments: operating investments and net lease investments. As a result of this change, the segment information provided has been updated to conform to the current presentation for all prior periods presented. Within its operating investments segment, the Company owns seniors housing properties, including ILFs, ALFs and MCFs located throughout the United States and operated pursuant to management agreements. Within its net lease investments segment, the Company owns four ALFs located in New York. Non-segment revenue consists primarily of interest income earned on corporate cash and cash equivalents and non-segment assets consist of corporate cash and cash equivalents. The accounting policies for the segments are the same as those described in the summary of significant accounting policies. Refer to Note 2, "Summary of Significant Accounting Policies" for further discussion.

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer of the Company. The Company evaluates performance of its segments based on consolidated net operating income ("NOI"), defined as property and other revenues, less property operating expenses, as presented on the consolidated statements of operations. NOI provides useful information to stockholders and provides management with a performance measure to compare the Company's operating results to the operating results of other healthcare real estate companies between periods on a consistent basis. The CODM uses NOI to make decisions about resource allocations, primarily during the annual budget and forecasting process, and to assess the property-level performance of the Company's seniors housing properties.

The following tables present information for the reportable segments (in thousands):

Year Ended December 31, 2024	Operating Investments	Net Lease Investments	Non-Segment	Total
Resident fee income	$ 49,846	$ —	$ —	$ 49,846
Rental income	147,292	2,803	—	150,095
Other revenue[1]	199	—	6,521	6,720
Total property and other revenues	$ 197,337	$ 2,803	$ 6,521	$ 206,661
Less[2]:				
Salaries and wages	62,674	—	—	62,674
Utilities	12,288	—	—	12,288
Food and beverage	10,446	—	—	10,446
Repairs and maintenance	13,534	—	—	13,534
Real estate and business taxes	8,818	—	—	8,818
Property management fee	16,198	—	—	16,198
Marketing	4,994	—	—	4,994
Insurance	4,213	—	—	4,213
Other segment expenses[3]	4,594	—	—	4,594
Total property operating expenses	137,759	—	—	137,759
Net operating income	$ 59,578	$ 2,803	$ 6,521	$ 68,902
Less:				
Interest expense				(50,819)
Transaction costs				(731)
General and administrative expenses				(12,434)
Depreciation and amortization				(35,993)
Impairment loss				(3,710)
Other income (expense), net				85
Gain (loss) on investments and other				129,845
Equity in earnings (losses) of unconsolidated ventures				2,537
Income tax expenses				(82)
Net income (loss)				$ 97,600
Total capital expenditures	$ 15,981	$ —	$ —	$ 15,981

_____
(1) Primarily consists of interest income earned on corporate cash and cash equivalents.
(2) The significant expense categories and amounts align with the information that is regularly provided to the CODM.
(3) Other segment expenses include property administration, bad debt, resident life, travel and entertainment and other property operating expenses.

Year Ended December 31, 2023	Operating Investments		Net Lease Investments		Non-Segment		Total	
Resident fee income	$	47,591	$	—	$	—	$	47,591
Rental income		151,835		1,709		—		153,544
Other revenue[1]		—		—		3,843		3,843
Total property and other revenues	$	199,426	$	1,709	$	3,843	$	204,978
Less[2]:								
Salaries and wages		65,913		—		—		65,913
Utilities		12,274		—		—		12,274
Food and beverage		10,730		—		—		10,730
Repairs and maintenance		14,485		—		—		14,485
Real estate and business taxes		11,009		—		—		11,009
Property management fee		10,460		—		—		10,460
Marketing		5,528		—		—		5,528
Insurance		4,338		—		—		4,338
Other segment expenses[3]		5,875		—		—		5,875
Total property operating expenses		140,612		—		—		140,612
Net operating income	$	58,814	$	1,709	$	3,843	$	64,366
Less:								
Interest expense								(50,028)
Transaction costs								(683)
General and administrative expenses								(13,817)
Depreciation and amortization								(38,511)
Impairment loss								(49,423)
Other income (expense, net								194
Gain (loss) on investments and other								(64,001)
Equity in earnings (losses) of unconsolidated ventures								(8,272)
Income tax expenses								(74)
Net income (loss)							$	(160,249)
Total capital expenditures	$	38,422	$	—	$	—	$	38,422

(1) Primarily consists of interest income earned on corporate cash and cash equivalents.
(2) The significant expense categories and amounts align with the information that is regularly provided to the CODM.
(3) Other segment expenses include property administration, bad debt, resident life, travel and entertainment and other property operating expenses.

Year Ended December 31, 2022	Operating Investments		Net Lease Investments		Non-Segment		Total	
Resident fee income	$	44,274	$	—	$	—	$	44,274
Rental income		138,245		1,596		—	$	139,841
Other revenue[1]		—		—		1,021	$	1,021
Total property and other revenues	$	182,519	$	1,596	$	1,021	$	185,136
Less[2]:								
Salaries and wages		62,113		—		—		62,113
Utilities		12,144		—		—		12,144
Food and beverage		10,427		—		—		10,427
Repairs and maintenance		13,835		—		—		13,835
Real estate and business taxes		11,603		—		—		11,603
Property management fee		9,123		—		—		9,123
Marketing		5,575		—		—		5,575
Insurance		3,581		39		—		3,620
Other segment expenses[3]		9,138		—		—		9,138
Total property operating expenses		137,539		39		—		137,578
Net operating income	$	44,980	$	1,557	$	1,021	$	47,558
Less:								
Interest expense								(43,278)
Transaction costs								(1,569)
Asset management fees - related party								(8,058)
General and administrative expenses								(13,938)
Depreciation and amortization								(38,587)
Impairment loss								(45,299)
Other income (expense, net								77
Gain (loss) on investments and other								1,029
Equity in earnings (losses) of unconsolidated ventures								47,625
Income tax expenses								(61)
Net income (loss)							$	(54,501)
Total capital expenditures	$	28,932	$	372	$	—	$	29,304

_____

(1) Primarily consists of interest income earned on corporate cash and cash equivalents.
(2) The significant expense categories and amounts align with the information that is regularly provided to the CODM.
(3) Other segment expenses include property administration, bad debt, resident life, travel and entertainment and other property operating expenses.

The following table presents total assets by segment (dollars in thousands):

	December 31,			
	2024		**2023**	
Assets:				
Operating investments	$	756,188	$	787,925
Net lease investments		71,301		74,655
Non-segment		302,416		196,839
Total assets	$	1,129,905	$	1,059,419

12. Commitments and Contingencies

As of December 31, 2024, the Company believes there are no material unrecorded contingencies that would affect its results of operations, cash flows or financial position.

Litigation and Claims

The Company may be involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, any current legal proceedings are not expected to have a material adverse effect on its financial position or results of operations.

The Company's managers may be involved in various litigation matters arising in the ordinary course of their business. The unfavorable resolution of any such actions, investigations or claims could, individually or in the aggregate, materially adversely affect such managers' or the Company's liquidity, financial condition or results of operations, which, in turn, could have a material adverse effect on the Company.

The Company had accrued a reserve of $0.6 million, inclusive of legal fees, relating to a resolution of claims against a manager of one of the Company's operating investments, for which the Company has indemnification obligations under the management agreement. During the year ended December 31, 2024, the claim was settled and paid for an amount that approximated the accrued reserve.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not currently aware of any environmental liability with respect to its properties that would have a material effect on its consolidated financial position, results of operations or cash flows. Further, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that it believes would require additional disclosure or the recording of a loss contingency.

General Uninsured Losses

The Company obtains various types of insurance to mitigate the impact of professional liability, property, business interruption, liability, flood, windstorm, earthquake, environmental and terrorism related losses. The Company attempts to obtain appropriate policy terms, conditions, limits and deductibles considering the relative risk of loss, the cost of such coverage and current industry practice. Disruptions in insurance markets may increase the costs of coverage and result in the Company retaining more risk, to the extent it is more commercially reasonable to do so. In addition, there are also certain types of extraordinary losses, such as those due to acts of war or other events, that may be either uninsurable or not economically insurable.

Solstice Incentive Fees

On November 1, 2022, each of the management agreements with Solstice for the Winterfell portfolio properties were amended to include, among other things, a long-term incentive fee (the "Incentive Fee") payable to Solstice if the Winterfell portfolio achieved certain performance goals related to growth in net operating income through 2025.

In the event that the aggregate net operating income generated by the Winterfell portfolio exceeds certain performance goals for the twelve months ending December 31, 2025, or an earlier date if the Winterfell portfolio is sold and Solstice is terminated as the manager, the Company may be required to pay to Solstice an amount equal to 5-20% of the aggregate net operating income for that period in excess of the performance target, calculated in accordance with the terms of the management agreements and subject to the terms and conditions set forth in the management agreements, payable on or before March 2026.

The Company determined that it is probable that the Incentive Fee will be payable based on performance achieved by the Winterfell portfolio during the year December 31, 2024, and, as a result, accrued an estimated reserve of $6.0 million as of December 31, 2024.

13. Subsequent Events

The following is a discussion of material events which have occurred subsequent to December 31, 2024 through the issuance of the consolidated financial statements.

Dispositions

In January 2025, the Company executed the sale of the four net lease properties within the Arbors portfolio for $81.0 million. The sale generated net proceeds of approximately $1.2 million, after the repayment of outstanding mortgage principal balance of $79.1 million and transaction costs. The property was classified as held for sale as of December 31, 2024.

In January 2025, the Company executed the sale of a property within the Rochester portfolio for $7.0 million. The sale generated net proceeds of approximately $6.6 million, after the payment of transaction costs. The property was classified as held for sale as of December 31, 2024.

Merger Agreement

On January 29, 2025, the Company entered into the Merger Agreement with Parent, Merger Sub and Guarantor, pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity. Under the terms of the Merger Agreement, upon the consummation of the Merger, the Company's stockholders will have the right to receive $3.03 per share in cash, without interest and less any applicable withholding taxes. The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Board. The transaction is anticipated to close in the second quarter of 2025, although there can be no assurances as to when or if the closing will occur. Refer to "Note 1, Business and Organization" for additional information.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2024
(Dollars in Thousands)

		Initial Cost			Gross Amount Carried at Close of Period[2]						
Location City, State	**Encumbrances**	**Land**	**Building & Improvements**	**Capitalized Subsequent to Acquisition[1]**	**Land**	**Building & Improvements**	**Total**	**Accumulated Depreciation**	**Net Book Value**	**Date Acquired**	**Life on Which Depreciation is Computed**
Milford, OH	$ 18,014	$ 1,160	$ 14,440	$ 5,300	$ 1,160	$ 19,740	$ 20,900	$ 6,489	$ 14,411	Dec-13	40 years
Milford, OH	—	700	—	5,785	696	5,789	6,485	1,119	5,366	Jul-17	40 years
Frisco, TX[3]	26,000	3,100	35,874	6,558	3,100	42,432	45,532	12,680	32,852	Feb-14	40 years
Apple Valley, CA	19,215	1,168	24,625	(4,527)	1,168	20,098	21,266	6,578	14,688	Mar-16	40 years
Auburn, CA	21,708	1,694	18,438	3,700	1,694	22,138	23,832	6,550	17,282	Mar-16	40 years
Austin, TX	23,903	4,020	19,417	3,589	4,020	23,006	27,026	7,312	19,714	Mar-16	40 years
Bakersfield, CA	15,169	1,831	21,006	3,503	1,831	24,509	26,340	7,211	19,129	Mar-16	40 years
Bangor, ME	19345	2,463	23,205	3,604	2,463	26,809	29,272	7,148	22,124	Mar-16	40 years
Bellingham, WA	21,481	2,242	18,807	4,320	2,242	23,127	25,369	6,466	18,903	Mar-16	40 years
Clovis, CA	16,905	1,821	21,721	3,256	1,821	24,977	26,798	6,911	19,887	Mar-16	40 years
Columbia, MO	20,453	1,621	23,521	(4,295)	1,621	19,226	20,847	6,828	14,019	Mar-16	40 years
Corpus Christi, TX	16,760	2,263	20,142	(2,023)	2,263	18,119	20,382	6,313	14,069	Mar-16	40 years
East Amherst, NY	16,694	2,873	18,279	3,511	2,873	21,790	24,663	5,870	18,793	Mar-16	40 years
El Cajon, CA	18,911	2,357	14,733	2,717	2,357	17,450	19,807	5,122	14,685	Mar-16	40 years
El Paso, TX	11,001	1,610	14,103	3,066	1,610	17,169	18,779	5,056	13,723	Mar-16	40 years
Fairport, NY	14,887	1,452	19,427	3,483	1,452	22,910	24,362	6,006	18,356	Mar-16	40 years
Fenton, MO	22,122	2,410	22,216	3,240	2,410	25,456	27,866	7,032	20,834	Mar-16	40 years
Grand Junction, CO	17,558	2,525	26,446	3,900	2,525	30,346	32,871	7,965	24,906	Mar-16	40 years
Grand Junction, CO	8,996	1,147	12,523	2,883	1,147	15,406	16,553	4,249	12,304	Mar-16	40 years
Grapevine, TX	20,124	1,852	18,143	(7,667)	1,852	10,476	12,328	4,806	7,522	Mar-16	40 years
Groton, CT	15,855	3,673	21,879	(5,060)	3,673	16,819	20,492	6,676	13,816	Mar-16	40 years
Guilford, CT	21,893	6,725	27,488	(18,836)	6,725	8,652	15,377	5,894	9,483	Mar-16	40 years
Joliet, IL	13,436	1,473	23,427	(3,219)	1,473	20,208	21,681	6,103	15,578	Mar-16	40 years
Kennewick, WA	6,917	1,168	18,933	3,424	1,168	22,357	23,525	6,237	17,288	Mar-16	40 years
Las Cruces, NM	10,079	1,568	15,091	4,762	1,568	19,853	21,421	5,856	15,565	Mar-16	40 years
Lee's Summit, MO	24,496	1,263	20,500	3,850	1,263	24,350	25,613	6,821	18,792	Mar-16	40 years
Lodi, CA	18,120	2,863	21,152	2,540	2,863	23,692	26,555	6,855	19,700	Mar-16	40 years
Normandy Park, WA	14,623	2,031	16,407	(1,397)	2,031	15,010	17,041	5,182	11,859	Mar-16	40 years
Palatine, IL	18,119	1,221	26,993	(9,585)	1,221	17,408	18,629	7,636	10,993	Mar-16	40 years
Plano, TX	14,497	2,200	14,860	(4,100)	2,200	10,760	12,960	4,915	8,045	Mar-16	40 years
Renton, WA	17,160	2,642	20,469	4,003	2,642	24,472	27,114	6,881	20,233	Mar-16	40 years
Sandy, UT	14,233	2,810	19,132	(3,622)	2,810	15,510	18,320	5,374	12,946	Mar-16	40 years
Santa Rosa, CA	25,178	5,409	26,183	3,536	5,409	29,719	35,128	8,517	26,611	Mar-16	40 years
Sun City West, AZ	23,134	2,684	29,056	(2,179)	2,684	26,877	29,561	8,733	20,828	Mar-16	40 years
Tacoma, WA	27,075	7,974	32,435	5,307	7,975	37,741	45,716	11,359	34,357	Mar-16	40 years
Frisco, TX[3]	—	1,130	—	12,664	1,130	12,664	13,794	3,096	10,698	Oct-16	40 years
Albany, OR	8,024	958	6,625	(3,179)	758	3,646	4,404	1,822	2,582	Feb-17	40 years
Port Townsend, WA	15,341	1,613	21,460	1,711	996	23,788	24,784	6,454	18,330	Feb-17	40 years
Roseburg, OR	11,351	699	11,589	1,378	459	13,207	13,666	3,560	10,106	Feb-17	40 years
Sandy, OR	12,946	1,611	16,697	1,704	1,233	18,779	20,012	4,780	15,232	Feb-17	40 years
Santa Barbara, CA	—	2,408	15,674	(2,344)	2,408	13,330	15,738	3,762	11,976	Feb-17	40 years
Wenatchee, WA	17,670	2,540	28,971	1,802	1,534	31,779	33,313	7,585	25,728	Feb-17	40 years
Subtotal	$ 679,393	$ 96,972	$ 822,087	$ 37,063	$ 94,528	$ 861,594	$ 956,122	$ 261,809	$ 694,313		
Held for Sale											
Greece, NY	—	534	18,158	(13,035)	—	5,657	5,657	—	5,657	Aug-17	(4)
Bohemia, NY	21,099	4,258	27,805	(17,294)	—	14,769	14,769	—	14,769	Sep-14	(4)
Hauppauge, NY	12,801	2,086	18,495	(6,363)	—	14,218	14,218	—	14,218	Sep-14	(4)
Islandia, NY	31,456	8,437	37,198	(22,728)	—	22,907	22,907	—	22,907	Sep-14	(4)
Westbury, NY	13,937	2,506	19,163	(5,372)	—	16,297	16,297	—	16,297	Sep-14	(4)
Properties in Receivership	99,786	5,110	132,385	(137,495)	—	—	—	—	—	Aug-17	(5)
Total	$ 858,472	$ 119,903	$ 1,075,291	$ (165,224)	$ 94,528	$ 935,442	$1,029,970	$ 261,809	$ 768,161		

(1) Negative amount represents impairment of operating real estate.
(2) The aggregate cost for federal income tax purposes, is approximately $1.3 billion.
(3) Both properties located in Frisco, Texas serve as collateral for a $26.0 million mortgage note payable.

(4)   Depreciation is not recorded on assets held for sale.

(5)   The Rochester-Sub Portfolio was placed into a receivership in October 2023. Refer to Note 3, "Operating Real Estate" and Note 5, "Borrowings" for additional information.

The following table presents changes in the Company's operating real estate portfolio for the years ended December 31, 2024, 2023 and 2022 (dollars in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at beginning of year	$ 1,089,153	$ 1,196,553	$ 1,197,900
Dispositions	(39,840)	(88,100)	—
Improvements	16,676	39,246	30,531
Impairment	(3,710)	(44,695)	(31,878)
Subtotal	1,062,279	1,103,004	1,196,553
Classified as held for sale[1]	(106,157)	(13,851)	—
Balance at end of year[2]	$ 956,122	$ 1,089,153	$ 1,196,553

_____

(1)   Amounts classified as held for sale during the year and remained as held for sale at the end of the year.

(2)   The aggregate cost of the properties is approximately $298.0 million higher for federal income tax purposes as of December 31, 2024.

The following table presents changes in accumulated depreciation for the years ended December 31, 2024, 2023 and 2022 (dollars in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at beginning of year	$ 267,883	$ 263,551	$ 225,301
Depreciation expense	35,684	38,174	38,250
Property dispositions	(9,449)	(31,602)	—
Subtotal	294,118	270,123	263,551
Classified as held for sale	(32,309)	(2,240)	—
Balance at end of year	$ 261,809	$ 267,883	$ 263,551

Corporate Directory

BOARD OF DIRECTORS

T. ANDREW SMITH
Non-Executive Chairman
Chairman, Compensation Committee
Independent Director
Former Chief Executive Officer of
Vigilant Health Network, Inc.

KENDALL K. YOUNG
Director

JONATHAN A. CARNELLA
Chairman, Audit Committee
Independent Director
Former President and Chief Executive
Officer of Diversicare Canada

GREGORY A. SAMAY
Independent Director
Former Chief Investment Officer
of Fairfax County Retirement Systems

OFFICERS

KENDALL K. YOUNG
Chief Executive Officer,
President & Director

NICHOLAS R. BALZO
Chief Financial Officer &
Treasurer

ANN B. HARRINGTON
General Counsel & Secretary

CORPORATE INFORMATION

CORPORATE OFFICE
575 Lexington Avenue
14th Floor
New York, NY 10022

TRANSFER AGENT
DST Systems, Inc.
PO Box 219923
Kansas City, MO 64121-9923

INDEPENDENT ACCOUNTANTS
Grant Thornton LLP
New York, NY

LEGAL COUNSEL
Alston & Bird
Atlanta, GA



Questions about NorthStar Healthcare or
your account should be directed to:

NorthStar Healthcare Income, Inc.
c/o DST Systems, Inc.
PO Box 219923
Kansas City, MO 64121
877.940.8777



NorthStar Healthcare Income, Inc.
575 Lexington Avenue
14th Floor
New York, NY 10022

877.940.8777 Tel
NorthStarHealthcareREIT.com